SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 16, 2007

Press Release dated October 31, 2007

Quarterly Report as of September 30, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: October 31, 2007

Eni and NOC establish the foundations
for future joint oil & gas development in Libya

Tripoli, October 16, 2007 - Eni and NOC today signed a wide-ranging agreement, which represents a further step in the consolidation of their long-lasting strategic partnership which began in 1959.

This agreement will boost Eni’s growth in gas and oil production in Libya, ensuring greater energy security for Italy and enabling Eni to develop some of Libya’s most prolific basins in the long term. The agreement also confirms Eni as the leading foreign operator in the country and further consolidates the good relationship between Italy and Libya.

In a highly competitive framework, NOC and Eni agreed to convert the existing petroleum contracts to the most recent contractual model (EPSA IV), with a renewed duration of 25 years from January 2008, well beyond the present expiry dates. The new expiry dates set by the agreement are 2042 for production of oil and 2047 for gas.

Having recently completed two major hydrocarbon developments in the country, El Feel (Elephant) and Western Libya Gas Project, Eni and NOC have now defined a new plan of strategic initiatives aimed at exploiting the significant oil and gas potential in Libya.

In particular, the parties will focus their efforts on maximising the recovery of their existing oil fields through enhanced programs by applying the most advanced technology for the assisted recovery of hydrocarbons (CO2 injection and water alternate gas). They will also implement a new drilling campaign at nearby fields.

NOC and Eni will continue to explore the prolific NC41 offshore area, and strengthen the hub of Mellitah by expanding gas export capacity from 8 to 16 billion cubic meters/year. The expansion will be achieved through the upgrading of the GreenStream export line by 3 billion cubic meters/year, which will increase export capacity to Italy, and by the construction of a new LNG plant of 5 billion cubic meters/year for worldwide marketing. Further additional gas production will be made available for industrial use in Libya.

The overall investment associated with the agreed work programs is in the range of US$28 billion over 10 years.

Eni has been present in Libya since 1959 and is currently the major foreign operator in the country, with total average daily operated production in excess of 550,000 boepd (Eni equity of around 250,000 boepd). Eni is operator in some of the country’s biggest fields: the oil fields of Abu-Attifel, El Feel and Bouri, and the gas and condensate fields of Bahr Essalam and Wafa which supply the Mellitah treatment plant and the GreenStream export line.

Company contacts:

Press Office: +39 02.52031875 - +39 06.5982398

Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE FIRST NINE MONTHS OF 2007

•	Adjusted net profit: down by 27.8% to euro 1.89 billion for the third quarter and down by 15.7% to euro 6.79 billion for the first nine months
•	Net profit: down by 11.4% to euro 2.15 billion for the third quarter and down by 9% to euro 7 billion for the first nine months
•	Cash flow: euro 3.37 billion for the third quarter (euro 13.05 billion for the first nine months)
•	Expenditures on capital and exploration projects for the third quarter were up 46% to euro 2.68 billion (up 41.9% to euro 6.94 billion for the nine months)
•	Oil and gas production for the third quarter was down by 2.9% to 1.66 million boe/d and down 2.9% for the first nine months. Previous guidance for a production level in line with 2006 reaffirmed, under the assumption of full-year Brent crude oil price at $55 per barrel as per Eni’s four-year plan
•	Gas sales for the third quarter: up 4.4% to 19.74 bcm (down by 3.2% for the first nine months). Previous guidance for light year-on-year sales growth reaffirmed, supported by expansion in target European markets

San Donato Milanese, October 31, 2007 - Eni, the international oil and gas company, today announces its group results for the third quarter and the first nine months of 2007 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“Eni has delivered another set of solid results. The third quarter was impacted by the negative effect of the appreciation of the euro against the dollar, which more than offset the benefit of high oil prices, and weaker refining and natural gas margins. Eni continues to strengthen its position in its key markets and in the world’s leading oil regions. I am confident that 2007 will be another excellent year for the Company.”

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

Summary Group results (million euro)
4,828	4,218	4,379	(9.3)	Operating profit	15,370	13,702	(10.9)
5,127	4,196	4,245	(17.2)	Adjusted operating profit (a)	15,714	13,694	(12.9)
2,422	2,267	2,146	(11.4)	Net profit (b)	7,697	7,001	(9.0)
0.66	0.62	0.59	(10.6)	per ordinary share (euro) (c)	2.08	1.91	(8.2)
1.68	1.67	1.62	(3.6)	per ADR ($) (c) (d)	5.18	5.13	(1.0)
2,620	2,220	1,892	(27.8)	Adjusted net profit (a) (b)	8,057	6,792	(15.7)
0.71	0.60	0.52	(26.8)	per ordinary share (euro) (c)	2.17	1.85	(14.7)
1.81	1.62	1.43	(21.0)	per ADR ($) (c) (d)	5.40	4.97	(8.0)

(a)	For a detailed explanation of adjusted operating profit and net profit see “Reconciliation of reported operating profit and reported net profit to results on an adjusted basis” on page 20.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Financial highlights

Third quarter of 2007

-	Adjusted operating profit was euro 4.25 billion, down 17.2% from the third quarter of 2006. Results in the Exploration & Production division were impacted by the euro’s appreciation against the dollar (up 7.9%), lower sold production volumes and rising costs and results in the Refining & Marketing division were impacted by declining refining margins.
-	Adjusted net profit was down 27.8% to euro 1.89 billion, mainly as a result of the reduced operating profit, coupled with an increase recorded in the Group tax-rate on an adjusted basis (from 48.8% to 53%) owing mainly to an increase recorded in the upstream business.
-	Expenditure on capital and exploratory projects for the third quarter was up 46% from a year ago to euro 2.68 billion and mainly related to the finding and development of oil and gas reserves and the upgrading of international and domestic gas transportation infrastructure and refineries.
-	Net borrowings amounting to euro 11.43 billion as of September 30, 2007 increased by euro 2.31 billion in the third quarter due to expenditures on capital and exploratory projects (euro 2.68 billion), and the acquisition of upstream properties offshore in the Gulf of Mexico (approximately euro 3.5 billion) and downstream oil assets (euro 0.2 billion). These cash outflows were partly absorbed by net cash provided by operating activities (euro 3.37 billion).

First nine months of 2007

-	Adjusted operating profit for the first nine months was euro 13.69 billion, down 12.9% from a year ago.
A weaker operating performance reported by the Exploration & Production and Refining & Marketing divisions was partly offset by the improved operating performance in the Engineering & Construction, Petrochemicals and Gas & Power divisions.
-	Adjusted net profit was down 15.7% to euro 6.79 billion, mainly as a result of the decreased operating profit, coupled with an increase recorded in the Group tax-rate on an adjusted basis (from 48.5% to 49.1%).
-	Net borrowings at period-end was euro 11.43 billion, up euro 4.66 billion from December 31, 2006. Main cash outflows for the period were: euro 6.94 billion for expenditures on capital and exploratory projects, euro 4.7 billion for the acquisition of upstream and downstream properties, euro 3.73 billion for the acquisition of 20% and 60% interests in OAO Gazprom Neft and three Russian gas companies, respectively, as part of a bid procedure for ex-Yukos assets; euro 2.38 billion for dividend payment and euro 486 million for the repurchase of own shares. These outflows were partly absorbed by net cash provided by operating activities coming in at euro 13.05 billion.
-	Return on Average Capital Employed (ROACE)[1] calculated on an adjusted basis for the twelve-month period ending September 30, 2007 was 19.5% (23.9% for the twelve-month period ending September 30, 2006).
-	Ratio of net borrowings to shareholders’ equity including minority interest – leverage[1] – increased to 0.26 from 0.16 at the end of 2006.

Operational highlights and trading environment

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

Key statistic
1,709	1,736	1,659	(2.9)	Production of hydrocarbons	(kboe/d)	1,761	1,710	(2.9)
1,041	1,026	975	(6.3)	Liquids	(kbbl/d)	1,080	1,010	(6.5)
3,834	4,082	3,927	2.4	Natural gas	(mmcf/d)	3,911	4,017	2.7
18.90	20.43	19.74	4.4	Worldwide gas sales	(bcm)	70.55	68.31	(3.2)
0.81	0.87	0.67	(17.3)	of which: upstream sales		3.01	2.61	(13.3)
7.85	8.86	8.67	10.4	Electricity sold	(TWh)	23.24	24.91	7.2
3.27	3.18	3.30	0.9	Retail sales of refined products in Europe	(mmtonnes)	9.35	9.37	0.2

(1)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b.

Third quarter of 2007

-	Oil and natural gas production for the third quarter averaged 1.659 mmboe/d, a decrease of 2.9% compared with the third quarter of 2006 mainly due to disruptions in Nigeria owing to continuing social unrest, unplanned facility shutdowns and technical issues particularly in the North Sea, also as a result of an accident that occurred to the CATS pipeline in the United Kingdom, as well as mature field declines. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and in Congo as well as the organic growth achieved in Libya and Kazakhstan.
-	Eni’s worldwide natural gas sales were 19.74 bcm, up 4.4%, driven by higher sales volumes achieved in international markets, particularly in Spain, Germany/Austria and France, and in LNG sales in both the Asian and North American markets.
-	The trading environment was unfavorable, despite the fact that higher Brent crude prices were recorded averaging $74.87 per barrel, up 7.7% compared to the third quarter 2006. The benefit of higher oil prices was more than offset by the appreciation of the euro over the dollar (up 7.9%). Also, realized refining margins decreased significantly due to the worsening of the ratio between prices of main distillates and Brent quotations (the margin on Brent was down 5.4%) in addition to the narrowing of price differentials between light and heavy crude qualities that penalized Eni’s complex throughputs by reducing the competitive advantage to process low-cost feedstock. Gas selling margins decreased due to an unfavorable trading environment reflecting indexation mechanisms of purchase/selling prices.

First nine months of 2007

-	Oil and natural gas production for the first nine months averaged 1.71 mmboe/d, a decrease of 2.9% compared with the first nine months of 2006. Production performance was impacted by events in Nigeria, unplanned shutdowns, and mature field declines. The first nine months production was also affected by the loss of production at the Venezuelan Dación oilfield as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA which took effect on April 1, 2006. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and in Congo as well as the organic growth achieved in Libya and Kazakhstan.
-	Eni’s worldwide natural gas sales were down 3.2% to 68.31 bcm due to lower European gas demand in the first quarter from the unusually mild winter weather.
-	Overall the trading environment was unfavorable due to the appreciation of the euro over the dollar (up 8.0%), lower realized refining margins, in particular on complex throughputs, and lower gas selling margins due to adverse trends in energy parameters to which purchase and selling prices are indexed. In the first nine months a slight increase in oil prices (up 0.3%) was recorded with Brent crude prices averaging $67.13 per barrel; when converted to euros, crude oil prices recorded a 7.2% drop.

Strategic agreement with the Libyan National Oil Company
As part of Eni’s strategic partnership with the Libyan National Oil Company, on October 16, 2007, both parties signed a major industrial agreement aimed at:

-	Extending the duration of Eni’s mineral rights in Libya by a 25-year term, with the possibility of a further five-year extension for oil properties till 2042 and a ten-year extension for gas properties till 2047. This will enable Eni to develop its long-life producing fields over a longer time frame by applying its advanced techniques for maximizing the recoverability of hydrocarbons;
-	Monetizing additional and substantial gas reserves by expanding Libya’s gas export capacity by 8 bcm/y. The planned expansion will be achieved through the upgrading of the GreenStream export line by 3 bcm/y, which will increase export capacity to Italy, and through the construction of a new LNG plant of 5 bcm/y for worldwide markets; and
-	Overhauling the exploration activities in areas where Eni is already present.

The two partners estimated that the planned initiatives will involve expenditures of approximately $28 billion over 10 years. This deal further strengthens Eni’s competitive position in Libya, reaffirming its leadership among the international oil companies engaged in this Country.

Status of the Kashagan Project

-	In late June 2007 Agip KCO, as operator of the Kashagan oilfield (18.52 per cent stake), located offshore in the Caspian Sea in Kazakhstan, filed certain revisions to the sanctioned development plan of the field with the Kazakh Authorities. These revisions confirmed, among other things, a rescheduling of the production start-up to 2010. The Kazakh Authorities rejected the proposed revisions to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent the companies forming the North Caspian Sea Production Sharing Agreement (“NCSPSA”) consortium a notice of dispute alleging failure on the part of the consortium to fulfill certain contractual obligations and violation of the Republic’s laws. All parties are in discussions aimed at resolving the dispute on amicable terms and have agreed that these discussions will continue beyond the October 22, 2007 contractual deadline.

Galp Energia plans to exercise its call option on downstream oil activities in Spain and Portugal
Galp Energia, in accordance with the agreements signed in December 2005 between majority shareholders (Eni 33.34%, Amorim Energia and Caixa General de Depositos), announced the intention to exercise its call option for the acquisition of Eni’s Agip branded oil products marketing activities. The option excludes the lubricants business in Spain and Portugal, both in the retail and wholesale markets. Eni’s retail activity in the Iberian region includes more than 350 service stations. The transaction is subject to approval from antitrust authorities.

Other initiatives

-	On October 19, 2007 Saipem acquired almost the total interest in Frigstad Discoverer Invest Ltd listed on the Norwegian Stock Exchange. This company is engaged in ultra-deep offshore drilling activities by means of an ongoing project for the construction of the semi-submersible rig D90 and is listed on the Norwegian stock exchange. This vessel is expected to be able to drill wells in water depths of up to 3,600 meters. Operations are expected to begin by late 2009 and the transaction will include approximately euro 520 million of capital expenditure. This will include the purchase of Frigstad Discoverer Invest Ltd, as well as other capital expenditure necessary to complete the vessel.
-	Eni was awarded 26 new exploration licenses in the Gulf of Mexico following an international bid procedure. The acquired acreage is estimated to have significant mineral potential and is located nearby other Eni’s production facilities. The transaction is subject to approval from antitrust authorities.
-	Eni and Sonatrach signed an agreement to extend the terms of the development and production license for oil fields of Block 403 (Eni 50%) in Algeria. In 2006 production from this block represented approximately 13% of Eni’s total production in the Country.

Outlook
Key Eni’s business trends for the year 2007 are as follows:

-	Production of liquids and natural gas is forecast to be in line with the previous year (actual oil and gas production averaged 1.77 mmboe/d in 2006) under the assumption of full-year Brent crude oil prices at $55 per barrel. Production decline caused by continuing social unrest in Nigeria, the loss of the Dación oilfield in Venezuela, unplanned facility shutdowns and mature field declines is expected to be offset by the contribution from assets acquired in the Gulf of Mexico and Congo as well as by organic growth expected in Libya and Kazakhstan.
-	Sales volumes of natural gas worldwide are expected to increase by a small amount from the previous year (actual sales volumes in 2006 were 97.48 bcm) assuming normal weather conditions for the final part of the current year. Growth is expected to be achieved in European target markets both in terms of market share and volume gains, mainly in Spain, Turkey, France and Germany/Austria and in LNG sales on both the Asian and North American markets. These increases are expected to be offset by: (i) lower sales volumes forecast in Italy as a result of a mild winter in the initial part of the current year and competitive pressures, partly offset by increases in natural gas sales to the residential and power generation sectors in the fourth quarter due to ongoing marketing initiatives; (ii) lower natural gas offtakes on part of importers in Italy due to sluggish growth in domestic consumption.
-	Sales volumes of electricity are expected to increase by approximately 4.5% from 2006 (actual volumes in 2006 were 31.03 TWh), due to an expected increase in traded volumes.

-	Refining throughputs are forecast to marginally decrease from 2006 (actual throughputs in 2006 were 38.04 mmtonnes), reflecting expiration of a processing contract at the Priolo refinery at the end of 2006. Excluding this reduction, throughputs are expected to increase, reflecting better volume performance at the Livorno, Gela and Sannazzaro refineries. Higher throughputs are also expected outside Italy as a result of the acquisition of a further 16.11% stake in Ceska Rafinerska in the Czech Republic which took effect on September 1, 2007.
-	Retail sales of refined products are expected to marginally increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes), driven by increased sales in Europe as a result of the acquisition of a number of service station networks in target markets in Central-Eastern Europe (approximately 100 outlets) which took effect on October 1, 2007, in addition to other upgrades. As a result of marketing initiatives in the Italian market sales are expected to remain unchanged despite a decline in domestic consumption.

Eni’s expenditures on capital and exploration projects in 2007 are expected to amount to approximately euro 10.5 billion, including expenditures for developing acquired upstream assets, representing a 35% increase on 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.2 billion are forecast for 2007, of which euro 3.73 billion relate to the acquisition of ex-Yukos assets; euro 4.5 billion relate to the purchase of proved and unproved oil and gas properties in the Gulf of Mexico and onshore Congo, and euro 0.4 billion relate to the purchase of refining and marketing assets in the Central-Eastern Europe. If Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60% interest by Eni, net cash outflows used in investing activities will decrease to euro 16.5 billion. On the basis of expected cash outflows for planned capital expenditures, acquisitions, and shareholders remuneration, while assuming a $55/barrel scenario for the Brent crude oil, Eni foresees its leverage to settle in the low or high end of the 0.3 to 0.4 range by the end of the year, depending on the exercising of the above mentioned call options by Gazprom.

Eni’s Chief Financial Officer, Marco Mangiagalli in his position as manager responsible for the preparation of financial reports, certifies pursuant to Article 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the company’s evidence and accounting books and entries.

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first nine months cannot be extrapolated on an annual basis.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

* * *

Contacts

E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release and Eni’s Report on Group Results for the third quarter of 2007 (unaudited) are also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the third quarter and first nine months of 2007

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

20,366	19,775	20,190	(0.9)	Net sales from operations	64,689	61,878	(4.3)
4,828	4,218	4,379	(9.3)	Operating profit	15,370	13,702	(10.9)
82	(262)	(238)		Exclusion of inventory holding (gains) losses	(253)	(345)
217	240	104		Exclusion of special items	597	337
				of which:
57	56			non recurring items	57	56
160	184	104		other special items	540	281

5,127	4,196	4,245	(17.2)	Adjusted operating profit	15,714	13,694	(12.9)

2,422	2,267	2,146	(11.4)	Net profit pertaining to Eni	7,697	7,001	(9.0)
30	(207)	(165)		Exclusion of inventory holding (gains) losses	(180)	(275)
168	160	(89)		Exclusion of special items	540	66
				of which:
40	81			non recurring items	40	81
128	79	(89)		other special items	500	(15)

2,620	2,220	1,892	(27.8)	Adjusted net profit pertaining to Eni	8,057	6,792	(15.7)
90	156	154	71.1	Adjusted net profit of minorities	428	465	8.6
2,710	2,376	2,046	(24.5)	Adjusted net profit	8,485	7,257	(14.5)
				Breakdown by division (a)
1,956	1,647	1,372	(29.9)	Exploration & Production	5,975	4,428	(25.9)
472	418	465	(1.5)	Gas & Power	1,989	2,042	2.7
257	137	95	(63.0)	Refining & Marketing	514	345	(32.9)
4	51	18	350.0	Petrochemicals	33	148	348.5
117	159	174	48.7	Engineering & Construction	269	478	77.7
(94)	(70)	(43)	54.3	Other activities	(216)	(163)	24.5
(14)	115	(70)	..	Corporate and financial companies	(3)	(41)	..
12	(81)	35		Effect of unrealized profit in inventory (b)	(76)	20

				Net profit
0.66	0.62	0.59	(10.6)	per ordinary share (euro)	2.08	1.91	(8.2)
1.68	1.67	1.62	(3.6)	per ADR ($)	5.18	5.13	(1.0)
				Adjusted net profit
0.71	0.60	0.52	(26.8)	per ordinary share (euro)	2.17	1.85	(14.7)
1.81	1.62	1.43	(21.0)	per ADR ($)	5.40	4.97	(8.0)
3,688.1	3,673.2	3,667.6	(0.6)	Weighted average number of outstanding shares (million) (c)	3,706.8	3,672.7	(0.9)
4,555	4,120	3,366	(26.1)	Net cash provided by operating activities	15,223	13,049	(14.3)
1,835	2,244	2,679	46.0	Capital expenditures	4,889	6,936	41.9

(a)	For a detailed explanation of adjusted net profit by division see page 20.
(b)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at period end in the equity of the purchasing business segment.
(c)	Fully diluted.

Trading environment indicators

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

69.49	68.76	74.87	7.7	Average price of Brent dated crude oil (a)	66.96	67.13	0.3
1.274	1.348	1.375	7.9	Average EUR/USD exchange rate (b)	1.244	1.344	8.0
54.55	51.01	54.45	(0.2)	Average price in euro of Brent dated crude oil	53.82	49.95	(7.2)
4.27	6.90	4.04	(5.4)	Average European refining margin (c)	4.33	4.67	7.9
3.35	5.12	2.94	(12.2)	Average European refining margin in euro	3.48	3.47	(0.3)
3.2	4.1	4.5	40.6	Euribor - three-month rate (%)	2.9	4.1	41.4
5.4	5.6	5.8	7.4	Libor - three-month dollar rate (%)	5.1	5.5	7.8

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Third quarter of 2007

Group results
Eni’s net profit for the third quarter of 2007 was euro 2,146 million, down euro 276 million from the third quarter of 2006, or 11.4%, due mainly to a weaker operating performance which was down by euro 449 million, or 9.3%, as a result of a decline in the Exploration & Production and Refining & Marketing divisions. This reduction in operating profit was offset in part by a euro 190 million decrease in income taxes reflecting lower profit before taxes and a 1.4 percentage points decline in the Group tax rate (from 50.4 to 49%) among other things as a result of a lower share of profit generated by the Exploration & Production division.

Eni’s adjusted net profit amounted to euro 1,892 million, down 27.8% from the third quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 165 million and special gains of euro 89 million net, resulting in a downward adjustment to reported net profit (down euro 254 million). Special gains related to the divestment of interests in certain affiliates in the Engineering & Construction division, which were partly offset by environmental charges and provisions for redundancy incentives.

Results by division

The decline in the Group adjusted net profit was a result of:

-	The reduction of adjusted net profit reported by the Exploration & Production division (down euro 584 million, or 29.9%) due to a weaker operating performance (down euro 786 million, or 19.2%), which was adversely impacted by the appreciation of the euro over the dollar (7.9%), a decline in production sold (down 5.6 mmboe) and rising operating costs and amortization charges in connection with higher exploratory activity. Net profit was also impacted by a 6.6 percentage point increase in tax-rate on an adjusted basis.
-	The reduction of adjusted net profit reported by the Refining & Marketing division (down euro 162 million, or 63%) due to a weaker operating performance of the refining activity in the wake of a negative trading environment which particularly affected results from complex throughputs and the appreciation of the euro over the dollar.

These declines in the adjusted net profit were partly offset by higher adjusted net profit in the Engineering & Construction division (up euro 57 million; up 48.7%), due to an improved operating performance (up euro 66 million) relating to favorable demand trends in oilfield services.

First nine months of 2007

Group results
Eni’s net profit for the first nine months of 2007 was euro 7,001 million, down euro 696 million from the first nine months of 2006, or 9%, due primarily to a lower operating performance (down euro 1,668 million, or 10.9%) as a result of a decline in the Exploration & Production and Refining & Marketing divisions, partially offset by the positive performance delivered by the Engineering & Construction, the Petrochemicals and the Gas & Power divisions. This reduction in operating profit was offset in part by lower income taxes (down by euro 1,064 million) owing to lower profit before taxes and a 1.9 percentage points decline in the Group tax rate (from 49.9 to 48.0%).

Eni’s adjusted net profit amounted to euro 6,792 million, down 15.7% from the first nine months of 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 275 million and special charges of euro 66 million net, resulting in a downward adjustment to reported net profit (down euro 209 million).

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending September 30, 2007 was 19.5% (23.9% for the twelve-month period ending September 30, 2006). If Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2007, the Group ROACE would stand at 20.1%.

Results by division
The decline in the Group adjusted net profit resulted from the reduction of adjusted net profit recorded in the:

-	Exploration & Production division (down euro 1,547 million, or 25.9%), due to a weaker operating performance (down euro 2,644 million, or 21%) which was adversely impacted by the appreciation of the euro over the dollar (8.0%), a decline in production sold (down 17.8 mmboe), higher operating costs and amortization charges. Performance in this segment was also negatively affected by the 3.3 percentage points increase in the adjusted tax rate.
-	Refining & Marketing division (down euro 169 million, or 32.9%), due to weaker realized refining margins particularly on complex throughputs and the appreciation of the euro over the dollar.

These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the:

-	Engineering & Construction division (up euro 209 million, or 77.7%), reflecting an improved operating performance (up euro 234 million) against the backdrop of favorable demand trends in oilfield services.
-	Petrochemicals division (up euro 115 million, or 348.5%), due to an improved operating performance (up euro 154 million), reflecting a recovery in product selling margins and a weaker 2006 operating performance resulting from the impact of the shutdown of the Priolo cracker and related downstream plants as a result of an accident at the nearby refinery.
-	Gas & Power division (up euro 53 million, or 2.7%), due to a better operating performance (up euro 170 million, or 6.5%) reflecting the positive developments in the regulatory framework in Italy and because higher purchase charges were incurred in the first quarter of 2006 due to the climatic emergency in the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild weather conditions in the first quarter affecting natural gas sales of consolidated subsidiaries (down 2.16 bcm, or 3.5%). Divisional results were also negatively impacted by weaker selling margins on gas due to an unfavorable trading environment.

Net borrowings and cash flow
Net borrowings as of September 30, 2007 amounted to euro 11,430 million, increasing by euro 4,663 million from December 31, 2006. Net cash provided by operating activities totalled euro 13,049 million in addition to euro 631 million related to cash from divestments. The main cash outflows related to: (i) expenditures on capital and exploration projects totalling euro 6,936 million; (ii) the purchase of oil and gas assets in the Gulf of Mexico and in Congo and in downstream oil (approximately euro 4.7 billion); (iii) the purchase of a 20% interests in OAO Gazprom Neft and 60% interests in three Russian companies engaged in developing natural gas following the finalization of a bid procedure for ex-Yukos assets (euro 3,729 million); (iv) dividend payments (euro 2,582 million, of which euro 2,384 million is the balance of the 2006 dividend by the parent company Eni SpA); (v) the repurchase of own shares for euro 486 million.

Net borrowings as of September 30, 2007 increased by euro 2,308 million from June 30, 2007. The main cash outflows related to: (i) the purchase of oil and gas assets in the Gulf of Mexico (euro 3.5 billion) and downstream oil assets (euro 0.2 billion); (ii) expenditures for the third quarter on capital and exploration projects totalling euro 2,679 million; (iii) the repurchase of own shares for euro 147 million. These outflows were partly offset by net cash provided by operating activities of euro 3,366 million in the third quarter and by cash from divestments for euro 455 million.

Leverage, the ratio of net borrowings to shareholders’ equity including minority interest increased to 0.26 from 0.16 at December 31, 2006.

Repurchase of own shares
From January 1 to September 30, 2007, a total of 19.62 million own shares were purchased by the company for a total amount of euro 486 million (representing an average cost of euro 24.772 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 355 million shares, equal to 8.85% of outstanding capital stock, at a total cost of euro 5,998 million (representing an average cost of euro 16.915 per share).

Expenditure on capital and exploratory projects
Expenditure on capital and exploratory projects in the first nine months of 2007 amounted to euro 6,936 million (euro 4,889 million in the first nine months of 2006) and related mainly to:

-	Development activities (euro 3,223 million) deployed predominantly in Kazakhstan, Egypt, Angola, Italy, and Congo and exploration projects (euro 1,197 million) of which 93% was spent outside Italy, primarily in the Gulf of Mexico, Egypt, Norway, Nigeria, and Brazil. In Italy exploration activity related primarily to projects off the coast of Sicily.
-	Development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 560 million) as well as upgrading of natural gas import pipelines to Italy (euro 176 million).
-	Ongoing construction of combined cycle power plants (euro 123 million).
-	Projects aimed at upgrading Eni’s refineries, also improving the flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 392 million), building of new service stations and upgrading of existing ones (euro 138 million).
-	Upgrading of the fleet used in the Engineering & Construction division (euro 821 million).

Other information

The Board of Directors resolved that Praoil SpA (Eni SpA 100%) is to be merged into Eni SpA according to the scheme approved by the same Board on September 20, 2007.

Financial and operating information by division for the third quarter and first nine months of 2007 is provided in the following pages.

Exploration & Production

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

				Results	(million euro)
6,562	6,468	6,411	(2.3)	Net sales from operations		21,021	19,240	(8.5)
4,041	3,418	3,309	(18.1)	Operating profit		12,439	9,859	(20.7)
54	65			Exclusion of special items		129	65
				of which:
	(12)			Non-recurring items			(12)
54	77			Other special items:		129	77
48	76			- asset impairments		180	76
3				- gains on disposal of assets		(54)
3	1			- provision for redundancy incentives		3	1
4,095	3,483	3,309	(19.2)	Adjusted operating profit		12,568	9,924	(21.0)
(11)	31	26		Net financial income (expense) (a)		(37)	22
37	90	23		Net income from investments (a)		103	123
(2,165)	(1,957)	(1,986)		Income taxes (a)		(6,659)	(5,641)
52.5	54.3	59.1		Tax rate	(%)	52.7	56.0
1,956	1,647	1,372	(29.9)	Adjusted net profit		5,975	4,428	(25.9)
				Results also include:
1,106	1,307	1,377	24.5	- amortizations and depreciations		3,358	3,924	16.9
				of which:
189	302	389	105.8	- amortizations of exploratory drilling expenditures and other		505	1,004	98.8
66	100	115	74.2	- amortizations of geological and geophysical exploration expenses		151	277	83.4
1,152	1,471	1,725	49.7	Capital expenditures		3,266	4,562	39.7
263	375	449	70.7	of which: exploratory expenditures (b)		642	1,197	86.4

				Production (c) (d)
1,041	1,026	975	(6.3)	Liquids (e)	(kbbl/d)	1,080	1,010	(6.5)
3,834	4,082	3,927	2.4	Natural gas	(mmcf/d)	3,911	4,017	2.7
1,709	1,736	1,659	(2.9)	Total hydrocarbons	(kboe/d)	1,761	1,710	(2.9)

				Average realizations
65.20	64.58	70.95	8.8	Liquids (e)	($/bbl)	61.81	63.11	2.1
5.44	5.06	5.14	(5.5)	Natural gas	($/mmcf)	5.27	5.16	(2.1)
52.21	50.82	54.38	4.2	Total hydrocarbons	($/boe)	50.00	50.02	0.0

				Average oil market prices
69.49	68.76	74.87	7.7	Brent dated	($/bbl)	66.96	67.13	0.3
54.55	51.01	54.45	(0.2)	Brent dated	(euro/bbl)	53.82	49.95	(7.2)
70.38	64.89	75.48	7.2	West Texas Intermediate	($/bbl)	68.02	66.12	(2.8
214.36	265.92	217.89	1.6	Gas Henry Hub	($/kcm)	239.08	246.15	3.0

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 32.
(d)	Includes Eni's share of production of equity-accounted entities.
(e)	Includes condensates.

Adjusted operating profit for the third quarter of 2007 was euro 3,309 million, a decrease of euro 786 million from the third quarter of 2006, or 19.2%, due primarily to:

-	The adverse impact of the appreciation of the euro versus the dollar (approximately euro 290 million).
-	Lower production sold (down 5.6 mmboe).
-	Higher expenses incurred in connection with exploration activities (euro 249 million; euro 283 million on a constant exchange rate basis).
-	Rising operating costs and amortization/depreciation charges reflecting the impact of sector specific inflation.

Oil and gas realizations in dollars increased by 4.2% due to higher liquid realizations as compared to the marker Brent which benefited from narrowing differentials between heavy and light crude recorded in the third quarter, partly offset by lower gas realizations, related to the time lags in indexation mechanisms.

Adjusted net profit was euro 1,372 million, down euro 584 million, or 29.9% from the third quarter of 2006, primarily due to a weaker operating performance and an increase in tax rate from 52.5% to 59.1%, due to a higher share of profit before income taxes generated in countries with higher marginal tax rates.

Adjusted operating profit recorded for the first nine months of 2007 amounted to euro 9,924 million, down euro 2,644 million or 21% from first nine months of 2006, due mainly to:

-	The adverse impact of the appreciation of the euro over the dollar (approximately euro 870 million).
-	A decline in production sold (down 17.8 mmboe).
-	Higher exploration expenses (euro 625 million, euro 709 million at constant exchange rates).
-	Rising operating costs and amortization and depreciation charges

Adjusted net profit of euro 4,428 million declined by euro 1,547 million, down 25.9% from first nine months of 2006 due to a weaker operating performance and an increase in the adjusted tax rate (from 52.7% to 56%) due to a change in the fiscal regime of Algeria enacted in the second half of 2006.

Special charges excluded by the adjusted operating profit of euro 65 million for the first nine months 2007 primarily related to the depreciation of mineral assets.

Oil and natural gas production in the third quarter of 2007 averaged 1,659 kboe/d, a decrease of 50 kboe/d compared to the same period last year (down 2.9%). This reduction was due primarily to the negative impact of disruptions resulting from continuing social unrest in Nigeria (down 25 kboe/d), unplanned downtime and technical issues in the North Sea, particularly the accident that occurred to the CATS pipeline in the United Kingdom, as well as mature fields declines in Italy and the United Kingdom. Increased oil prices reduced volume entitlements (down 11 kboe/d) for the recovery of expenditures and operating costs in Eni’s Production Sharing Agreements and buy-back contracts. These negative effects were offset in part by the contribution of recently acquired properties in the Gulf of Mexico and Congo (up 77 kboe/d) and organic growth achieved in Kazakhstan and Libya. 88% of oil and natural gas was produced outside Italy (86% in the third quarter of 2006).

Daily production of oil and condensates (975 kbbl/d) decreased by 66 kbbl/d, or 6.3% from the third quarter 2006. Production decreases were reported mainly in: (i) Nigeria and the North Sea due to the above mentioned causes; (ii) mature field declines in particular in Italy and the United Kingdom. Main increases were registered in: (i) the Gulf of Mexico and Congo due to the contribution of purchased assets; (ii) Kazakhstan due to a better performance of the Karachaganak field and the maintenance activities that were performed in 2006.

Daily production of natural gas for the third quarter (3,927 mmcf/d) increased by 93 mmcf/d, or 2.4% mainly in the Gulf of Mexico and Libya, as a result of the development of the Western Libyan Gas Project, in Egypt, in Kazakhstan and in Norway. Gas production decreased due to mature field declines in Italy and as a result of technical issues in the United Kingdom.

Oil and natural gas production for the first nine months of 2007 averaged 1,710 kboe/d, a decrease of 51 kboe/d compared to the same period last year (down 2.9%). This was due to disruptions in Nigeria relating to social unrest (down 27 kboe/d), unplanned downtime and technical issues in the North Sea and mature field declines, in particular in Italy and the United Kingdom. As compared to the same period in 2006, production performance for the period was impacted also by the loss of production at the Venezuelan Dación oilfield (down 20 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA which took effect on April 1, 2006. These negative factors were offset in part by the contribution of recently acquired assets in the Gulf of Mexico and Congo and production increases in Libya and Kazakhstan. Oil and natural gas production share outside Italy was 88% (86% in the first nine months of 2006).

Daily production of oil and condensates (1,010 kbbl/d) decreased by 70 kbbl/d, or 6.5% from the same period in 2006. Production decreases were reported mainly in Nigeria, Venezuela and the North Sea due to the above mentioned causes. The most significant increases were registered in Kazakhstan and the United States.
Daily production of natural gas for first nine months of 2007 (4,017 mmcf/d) increased by 106 mmcf/d, or 2.7% mainly in Libya and the Gulf of Mexico.

Gas & Power

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

				Results	(million euro)
5,265	5,179	5,215	(0.9)	Net sales from operations		20,198	18,937	(6.2)
592	465	590	(0.3)	Operating profit		2,499	2,696	7.9
(6)	68	(28)		Exclusion of inventory holding (gains) losses		(26)	80
33	(14)	19		Exclusion of special items		140	7
				of which:
57	(18)			Non-recurring items		57	(18)
(24)	4	19		Other special items:		83	25
				- asset impairments		51
3	1	1		- environmental provisions		42	2
5	3	18		- provisions for redundancy incentives		22	23
(32)				- other		(32)
619	519	581	(6.1)	Adjusted operating profit		2,613	2,783	6.5
186	68	131	(29.6)	Market and Distribution		1,230	1,376	11.9
230	268	272	18.3	Transport in Italy		801	826	3.1
140	124	131	(6.4)	International transportation		435	418	(3.9)
63	59	47	(25.4)	Power generation (a)		147	163	10.9
6	1	4		Net financial income (expense) (b)		17	8
100	103	78		Net income from investments (b)		392	296
(253)	(205)	(198)		Income taxes (b)		(1,033)	(1,045)
34.9	32.9	29.9		Tax rate	(%)	34.2	33.9
472	418	465	(1.5)	Adjusted net profit		1,989	2,042	2.7
311	305	362	16.4	Capital expenditures		721	888	23.2

				Natural gas sales	(bcm)
16.47	17.79	17.11	3.9	Sales of consolidated companies		61.86	59.70	(3.5)
10.89	11.67	11.46	5.2	Italy (includes own consumption)		41.43	39.93	(3.6)
5.31	5.86	5.29	(0.4)	Rest of Europe		19.79	19.05	(3.7)
0.27	0.26	0.36	33.3	Outside Europe		0.64	0.72	12.5
1.62	1.77	1.96	21.0	Sales of natural gas of Eni’s affiliates (net to Eni)		5.68	6.00	5.6
18.09	19.56	19.07	5.4	Total sales and own consumption G&P		67.54	65.70	(2.7)
0.81	0.87	0.67	(17.3)	Upstream in Europe		3.01	2.61	(13.3)
18.90	20.43	19.74	4.4	Worldwide gas sales		70.55	68.31	(3.2)
19.02	18.38	16.98	(10.7)	Gas volumes transported in Italy	(bcm)	65.54	58.87	(10.2)
12.09	11.16	10.60	(12.3)	Eni		42.12	37.31	(11.4)
6.93	7.22	6.38	(7.9)	On behalf of third parties		23.42	21.56	(7.9)
7.85	8.86	8.67	10.4	Electricity sold	(TWh)	23.24	24.91	7.2

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.

Adjusted operating profit for the third quarter of 2007 was euro 581 million, representing a decline of euro 38 million from the third quarter 2006, or 6.1%. This was mainly due to a decline in gas selling margins from an unfavorable trading environment due mainly to different reference periods for the energy parameters to which natural gas purchase and selling prices are contractually indexed. This trend was particularly significant in the thermoelectric segment. In addition, selling margins to wholesalers declined due to the current scheme for the indexation of the raw material component in tariffs.
This negative factor was partly offset by: (i) a growth achieved in sales volumes from consolidated subsidiaries (up 3.9%); and (ii) better operating performance recorded by transport activities in Italy reflecting tariff entitlements against expenditures incurred for upgrading the network (up euro 42 million).
Adjusted net profit for the third quarter of 2007 decreased by euro 7 million to euro 465 million, down 1.5%.

Adjusted operating profit for the first nine months of 2007 increased by euro 170 million to euro 2,783, up 6.5%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 2.16 bcm, or 3.5%). Despite this negative impact, divisional results were driven by:

-	The positive impact of favorable developments with Italy’s regulatory framework. This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a more favorable indexation mechanism of the raw material cost component in supplies to residential users compared to what was in force in the first half of 2006. Additionally, Eni fulfilled obligations provided by this resolution to renegotiate wholesale contracts based on the same indexation mechanism resulting in the partial reversal of provisions accrued in 2005 and in the first half of 2006 with respect to expected charges for these renegotiations.
-	Higher supply costs incurred in the same period of last year caused by a climatic emergency during the 2005-2006 winter.
-	Better operating performance recorded by transport activities in Italy.

In the first nine months the impact of the trading environment on gas selling margins yielded a decline in operating results compared to the first nine months of 2006, owing to the unfavorable trends recorded in the third quarter.

Net adjusted profit for the first nine months of 2007 was euro 2,042 million, representing an increase of euro 53 million over the first nine months of 2006, up 2.7%. This reflected higher adjusted operating profit, offset in part by weaker performance in certain affiliates accounted for under the equity method.

NATURAL GAS SALES BY MARKET

(bcm)

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

10.89	11.69	11.46	5.2	Italy	41.44	39.96	(3.6)
1.36	2.27	2.01	47.8	Wholesalers	8.09	8.90	10.0
0.31	0.46	0.42	35.5	Gas release	1.44	1.37	(4.9)
2.74	3.00	2.57	(6.2)	Industries	9.83	8.90	(9.5)
4.47	3.88	4.32	(3.4)	Power generation	12.37	12.13	(1.9)
0.51	0.60	0.52	2.0	Residential	5.13	4.17	(18.7)
1.50	1.48	1.62	8.0	Own consumption	4.58	4.49	(2.0)
6.65	7.19	6.72	1.1	Rest of Europe	24.84	23.91	(3.7)
2.81	2.26	1.61	(42.7)	Importers in Italy	10.32	7.32	(29.1)
3.84	4.93	5.11	33.1	Target markets	14.52	16.59	14.3
1.41	1.46	1.94	37.6	- Iberian Peninsula	3.88	4.86	25.3
0.71	0.91	1.11	56.3	- Germany - Austria	3.22	3.39	5.3
0.23	0.32	0.15	(34.8)	- Hungary	2.20	1.52	(30.9)
0.57	0.81	0.68	19.3	- Northern Europe	1.84	2.25	22.3
0.75	1.08	0.87	16.0	- Turkey	2.48	3.33	34.3
0.13	0.34	0.28	115.4	- France	0.70	1.05	50.0
0.04	0.01	0.08	100.0	- other	0.20	0.19	(5.0)
0.55	0.68	0.89	61.8	Outside Europe	1.26	1.83	45.2
0.81	0.87	0.67	(17.3)	Upstream in Europe	3.01	2.61	(13.3)
18.90	20.43	19.74	4.4	Worldwide gas sales	70.55	68.31	(3.2)

In the third quarter of 2007, natural gas sales of 19.74 bcm, including own consumption, sales by affiliates and upstream sales in Europe grew by 0.84 bcm from the third quarter of 2006, up 4.4%. Main increases in sales were recorded in:

-	Italy, where volumes grew by 0.57 bcm (5.2%) driven by higher supplies to wholesalers (up 0.65 bcm) in view of optimizing equity production of the Libyan gas, also entailing lower supplies to Italian importers.
This increase was partially offset by lower supplies to industrial clients (down 0.17 bcm), due to the competitive pressure, and the power generation segment (down 0.15 bcm).

-	Target markets in the rest of Europe, where volumes grew by 1.27 bcm, or 33.1%, reflecting the increase in the market share registered particularly in Spain (up 0.53 bcm), Germany/Austria (up 0.40 bcm), and France (up 0.15 bcm) and Turkey (up 0.12 bcm).
-	Markets outside Europe (up 0.34 bcm, or 61,8%) reflecting an increase in LNG sales to the Asiatic and Northern American markets.

These increases were offset in part by lower supplies to Italian importers (down 1.20 bcm) essentially due to lower supplies of Libyan gas and the expiration of a supply contract with Promgas. Also, volumes produced in the North Sea declined by 0.14 bcm.

In the first nine months of 2007, natural gas sales of 68.31 bcm, including own consumption and sales by affiliates and upstream sales in Europe, declined by 2.24 bcm from the first nine months of 2006, or 3.2%, due to declining demand in Europe resulting from unusually mild winter weather conditions. Main decreases in sales were recorded in:

-	Supplies to Italian importers (down 3 bcm).
-	Sales in Italy, where volumes declined by 1.48 bcm, or 3.6%, primarily due to lower sales to residential (down 0.96 bcm) and industrial users (down 0.93 bcm), also owing to competitive pressure; supplies to wholesalers increased by 0.81 bcm.

These decreases were offset in part by sales growth achieved in target markets in the rest of Europe (up 2.07 bcm), particularly in Spain (up 0.98 bcm), Turkey (up 0.85 bcm), Northern Europe (up 0.41 bcm) and France (up 0.35 bcm) where market share gains were recorded.
Sales to markets outside Europe grew by 0.57 bcm, or 45.2%, on the back of higher LNG volumes sold on the Asiatic and Northern American markets.

Other performance indicators

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

882	1,902	797	(9.6)	EBITDA adjusted	3,364	3,485	3.6
345	1,150	268	(22.3)	Supply & Marketing	1,460	1,606	10.0
193	412	215	11.4	Regulated Business	895	863	(3.6)
250	252	234	(6.4)	International Transportation	766	753	(1.7)
94	88	80	(14.9)	Power Generation	243	263	8.2

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRSs or U.S. GAAP, includes:

-	Adjusted EBITDA of Eni’s wholly-owned subsidiaries.
-	Eni’s share of adjusted EBITDA of Snam Rete Gas (55%), which is fully-consolidated when preparing consolidated financial statements in accordance with IFRSs.
-	Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRSs purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

				Results	(million euro)
10,185	8,937	9,052	(11.1)	Net sales from operations		29,631	25,932	(12.5)
250	430	282	12.8	Operating profit		705	702	(0.4)
83	(299)	(219)		Exclusion of inventory holding (gains) losses		(171)	(406)
30	54	56		Exclusion of special items		108	128
				of which:
	37			Non-recurring items			37
30	17	56		Other special items:		108	91
	1			- asset impairments		1	1
23	15	42		- environmental provisions		84	74
6	2	16		- provisions for redundancy incentives		17	19
1				- provision to the reserve for contingencies		4
	(1)	(2)		- other		2	(3)
363	185	119	(67.2)	Adjusted operating profit		642	424	(34.0)
42	33	28		Net income from investments (a)		153	112
(148)	(81)	(52)		Income taxes (a)		(281)	(191)
36.5	37.2	35.4		Tax rate	(%)	35.3	35.6
257	137	95	(63.0)	Adjusted net profit		514	345	(32.9)
141	185	231	63.8	Capital expenditures		373	550	47.5

				Global indicator refining margin
4.27	6.90	4.04	(5.4)	Brent	($/bbl)	4.33	4.67	7.9
3.35	5.12	2.94	(12.2)	Brent	(euro/bbl)	3.48	3.47	(0.3)
6.82	8.43	5.19	(23.9)	Ural	($/bbl)	7.04	6.56	(6.8)

				Refining throughputs and sales	(mmtonnes)
8.56	8.24	8.28	(3.3)	Refining throughputs on own account Italy		24.30	24.38	0.3
1.22	1.08	1.14	(6.6)	Refining throughputs on own account Rest of Europe		3.49	3.36	(3.7)
7.18	7.09	6.98	(2.8)	Refining throughputs of wholly-owned refineries		19.81	20.74	4.7

2.24	2.19	2.25	0.6	Retail sales Italy		6.50	6.43	(1.1)
1.03	0.99	1.05	1.9	Retail sales Rest of Europe		2.85	2.94	3.2
3.27	3.18	3.30	0.9	Sub-total retail sales		9.35	9.37	0.2
2.97	2.66	2.85	(4.0)	Wholesale Italy		8.81	8.12	(7.8)
1.07	1.02	1.14	6.5	Wholesale Rest of Europe		3.13	3.21	2.6
0.09	0.14	0.14	55.6	Wholesale Rest of World		0.31	0.41	32.3
5.68	5.02	4.47	(21.3)	Other sales		16.35	15.16	(7.3)
13.08	12.02	11.90	(9.0)	Sales		37.95	36.27	(4.4)

				Refined product sales by region
7.58	6.74	6.65	(12.3)	Italy		22.72	20.70	(8.9)
2.10	2.01	2.19	4.3	Rest of Europe		5.98	6.15	2.8
3.40	3.27	3.06	(10.0)	Rest of World		9.25	9.42	1.8

(a)	Excludes special items.

In the third quarter 2007, the Refining & Marketing division reported an adjusted operating profit of euro 119 million, down euro 244 million, or 67.2% compared to the third quarter of 2006. This decline reflected a weaker operating performance delivered by the refining business, as a result of an unfavorable trading environment due to the narrowing of price differentials between light and heavy crude qualities that penalized complex throughputs by reducing the competitive advantage to process low-cost feedstock and the appreciation of the euro over the dollar. These effects were partially offset by better refinery yields.
Marketing activities in Italy reported a marginally lower operating profit mainly due to a decline in wholesale margins, particularly for aviation fuels and bitumen. This was partially offset by improved results reported by retail also due to higher volumes sold.

Adjusted net profit for the third quarter was euro 95 million, down euro 162 million, or 63%, from a year ago.

Adjusted operating profit for the first nine months of 2007 amounted to euro 424 million, down euro 218 million from the first nine months of 2006, or 34%. This reflected a weaker operating performance delivered by the refining business on the back of an unfavorable trading environment and the appreciation of the euro over the dollar. Partially offsetting these effects were higher yields of refineries and lower downtimes.
Marketing activities in Italy reported a lower operating profit mainly due to:

  Lower retail margins.
  A decline in wholesale business results due to lower margins and volumes marketed (down 7.8%), the latter also reflects unusually mild winter weather in the first quarter of 2007 causing lower sales of home-heating fuels.

The adjusted net profit for the first nine months of 2007 was euro 345 million, down euro 169 million, or 32.9%.

Special charges excluded from the adjusted operating profit related mainly to environmental provisions and a risk provision relating to an ongoing antitrust proceeding against European authorities (for a total charge of euro 56 million in the third quarter and euro 128 million in the first nine months).

In the third quarter of 2007 refining throughputs on Eni’s own account (9.42 mmtonnes) decreased by 360 ktonnes as compared to the third quarter of 2006, due to the expiration of a processing contract at the Priolo refinery owned by third parties, which occurred at the end of 2006 (down 280 ktonnes in the third quarter, down 940 ktonnes in the first nine months). Excluding this effect, refining throughputs in Italy were stable compared to the third quarter of 2006 as a result of:

  Better volume performance at the Gela and Milazzo refineries.
  Lower volume performance at the Sannazzaro and Taranto refineries reflecting planned and unplanned downtime.

In the first nine months of 2007 refining throughputs on Eni’s own account (27.74 mmtonnes) decreased by 50 ktonnes due to the expiration of a processing contract at the Priolo refinery as described above. Excluding this effect, refining throughputs in Italy increased by one million tonnes, or 4%, to 24.38 mmtonnes reflecting better performance at the Livorno and Milazzo, Gela and Venice refineries owing to lower downtime, partially offset by decreases at the Sannazzaro and Taranto refineries.

In the third quarter of 2007, sales of refined products decreased by 1.17 mmtonnes to 11.90 mmtonnes, down 9%, mainly due to lower sales to oil companies and traders both in and outside Italy and lower volumes sold on wholesale markets in Italy.
Eni’s increased retail marketing initiatives meant that volumes of refined products marketed in the retail market in Italy increased by 0.6% to 2.25 mmtonnes, as compared to the third quarter 2006, resulting in a higher rate of growth compared to domestic consumptions. Diesel fuel sales increased driven by continuing trends in vehicle substitution, while gasoline fuel sales declined.
Volumes sold to retail markets in the Rest of Europe increased by 1.9% to 1.05 mmtonnes mainly in Spain.
Sales in the Italian wholesale market decreased by 4% from the third quarter 2006, to 2.85 mmtonnes, as a result of intense competitive pressure and lower demand for diesel fuel and heating oil, particularly from the power generation sector.

In the first nine months of 2007, sales of refined products decreased by 1.68 mmtonnes from the first nine months of 2006, to 36.27 mmtonnes, down 4.4%. This was due to lower volumes sold to oil companies and traders in Italy, lower sales of feedstock to the petrochemical sector as a result of the expiration of a processing contract at the Priolo refinery and lower sales on the wholesale market in Italy.
Sales of refined products on the retail market in Italy were 6.43 mmtonnes a decline of 1.1%, due to competitive pressure.
Sales on the retail market in the rest of Europe increased by 3.2% to 2.94 mmtonnes mainly in Spain.
Sales on the wholesale market in Italy decreased by 7.8% to 8.12 mmtonnes, due to lower demand for heating oil from the power generation sector, unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG) in the first quarter of 2007 and competitive pressures.

Summarized group profit and loss account

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	% Ch. 3 Q. 07 vs 3 Q. 06	Nine months 2006	Nine months 2007	% Ch.

20,366	19,775	20,190	(0.9)	Net sales from operations	64,689	61,878	(4.3)
109	164	164	50.5	Other income and revenues	481	609	26.6
(14,147)	(14,042)	(14,227)	(0.6)	Operating expenses	(45,266)	(43,731)	3.4
(57)	(56)			of which: non recurring items	(57)	(56)
(1,500)	(1,679)	(1,748)	16.5	Depreciation, amortization and impairments	(4,534)	(5,054)	(11.5)

4,828	4,218	4,379	(9.3)	Operating profit	15,370	13,702	(10.9)
(42)	158	(52)	23.8	Net financial income (expense)	109	(27)	..
279	289	495	77.4	Net income from investments	746	986	32.2

5,065	4,665	4,822	(4.8)	Profit before income taxes	16,225	14,661	(9.6)
(2,553)	(2,242)	(2,363)	7.4	Income taxes	(8,100)	(7,036)	13.1
50.4	48.1	49.0		Tax rate (%)	49.9	48.0
2,512	2,423	2,459	(2.1)	Net profit	8,125	7,625	(6.2)
				pertaining to:
2,422	2,267	2,146	(11.4)	Eni	7,697	7,001	(9.0)
90	156	313	247.8	minority interest	428	624	45.8

2,422	2,267	2,146	(11.4)	Net profit pertaining to Eni	7,697	7,001	(9.0)
30	(207)	(165)		Exclusion of inventory holding (gain) loss	(180)	(275)
168	160	(89)		Exclusion of special items	540	66
				of which:
40	81			non recurring items	40	81
128	(79)	(89)		other special items	500	(15)
2,620	2,220	1,892	(27.8)	Eni’s adjusted net profit (a)	8,057	6,792	(15.7)

(a)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measure and reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see page 20.

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.
Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(million euro)

Third quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	3,309	590	282	5	211	(51)	(23)	56	4,379

Exclusion of inventory holding (gains) losses		(28)	(219)	9					(238)
Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:		19	56	16		8	5		104
environmental charges		1	42						43
asset impairments						(4)			(4)
provisions to the reserve for contingencies							(3)		(3)
provision for redundancy incentives		18	16	16		12	8		70
other			(2)						(2)

Special items of operating profit		19	56	16		8	5		104

Adjusted operating profit	3,309	581	119	30	211	(43)	(18)	56	4,245
Net financial (expense) income (*)	26	4		1			(83)		(52)
Net income from investments (*)	23	78	28		29				158
Income taxes (*)	(1,986)	(198)	(52)	(13)	(66)		31	(21)	(2,305)

Tax rate (%)	59.1	29.9	35.4						53.0
Adjusted net profit	1,372	465	95	18	174	(43)	(70)	35	2,046

of which:
- adjusted net profit of minorities (*)									154
- Eni’s adjusted net profit									1,892

Eni’s reported net profit									2,146

Exclusion of inventory holding (gains) losses									(165)
Exclusion of special items:									(89)
- non-recurring (income) charges
- other special (income) charges									(89)
Eni’s adjusted net profit									1,892

(*)	Excluding special items.

(million euro)

Third quarter of 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	4,041	592	250	31	145	(185)	(65)	19	4,828

Exclusion of inventory holding (gains) losses		(6)	83	5					82
Exclusion of special items:
of which:
Non-recurring (income) charges		57							57
Other special (income) charges:	54	(24)	30	1		91	8		160
environmental charges		3	23			12			38
asset impairments	48					6			54
gains on disposal of assets	3								3
provisions to the reserve for contingencies			1			53			54
provision for redundancy incentives	3	5	6	4		15	2		35
other		(32)		(3)		5	6		(24)

Special items of operating profit	54	33	30	1		91	8		217

Adjusted operating profit	4,095	619	363	37	145	(94)	(57)	19	5,127
Net financial (expense) income (*)	(11)	6					(34)		(39)
Net income from investments (*)	37	100	42		27				206
Income taxes (*)	(2,165)	(253)	(148)	(33)	(55)		77	(7)	(2,584)

Tax rate (%)	52.5	34.9	36.5						48.8
Adjusted net profit	1,956	472	257	4	117	(94)	(14)	12	2,710

of which:
- adjusted net profit of minorities (*)									90
- Eni’s adjusted net profit									2,620

Eni’s reported net profit									2,422

Exclusion of inventory holding (gains) losses									30
Exclusion of special items:									168
- non-recurring (income) charges									40
- other special (income) charges									128
Eni’s adjusted net profit									2,620

(*)	Excluding special items.

(million euro)

Nine months of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	9,859	2,696	702	216	601	(282)	(122)	32	13,702

Exclusion of inventory holding (gains) losses		80	(406)	(19)					(345)
Exclusion of special items:
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	25	91	16		58	14		281
environmental charges		2	74			83			159
asset impairments	76		1			2			79
provisions to the reserve for contingencies						9	(3)		6
provision for redundancy incentives	1	23	19	16		13	17		89
other			(3)			(49)			(52)

Special items of operating profit	65	7	128	22	(11)	123	3		337

Adjusted operating profit	9,924	2,783	424	219	590	(159)	(119)	32	13,694
Net financial (expense) income (*)	22	8		1		(4)	(54)		(27)
Net income from investments (*)	123	296	112	2	67				600
Income taxes (*)	(5,641)	(1,045)	(191)	(74)	(179)		132	(12)	(7,010)

Tax rate (%)	56.0	33.9	35.6						49.1
Adjusted net profit	4,428	2,042	345	148	478	(163)	(41)	20	7,257

of which:
- adjusted net profit of minorities (*)									465
- Eni’s adjusted net profit									6,792

Eni’s reported net profit									7,001

Exclusion of inventory holding (gains) losses									(275)
Exclusion of special items:									66
- non-recurring (income) charges									81
- other special (income) charges									(15)
Eni’s adjusted net profit									6,792

(*)	Excluding special items.

(million euro)

Nine months of 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	12,439	2,499	705	100	356	(401)	(207)	(121)	15,370

Exclusion of inventory holding (gains) losses		(26)	(171)	(56)					(253)
Exclusion of special items:
of which:
Non-recurring (income) charges		57							57
Other special (income) charges:	129	83	108	21		179	20		540
environmental charges		42	84			64			190
asset impairments	180	51	1			10			242
gains on disposal of assets	(54)								(54)
provisions to the reserve for contingencies			4	20		75			99
provision for redundancy incentives	3	22	17	5		16	14		77
other		(32)	2	(4)		14	6		(14)

Special items of operating profit	129	140	108	21		179	20		597

Adjusted operating profit	12,568	2,613	642	65	356	(222)	(187)	(121)	15,714
Net financial (expense) income (*)	(37)	17					118		98
Net income from investments (*)	103	392	153	1	19	6	(1)		673
Income taxes (*)	(6,659)	(1,033)	(281)	(33)	(106)		67	45	(8,000)

Tax rate (%)	52.7	34.2	35.3						48.5
Adjusted net profit	5,975	1,989	514	33	269	(216)	(3)	(76)	8,485

of which:
- adjusted net profit of minorities (*)									428
- Eni’s adjusted net profit									8,057

Eni’s reported net profit									7,697

Exclusion of inventory holding (gains) losses									(180)
Exclusion of special items:									540
- non-recurring (income) charges									40
- other special (income) charges									500
Eni’s adjusted net profit									8,057

(*)	Excluding special items.

(million euro)

Second quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	3,418	465	430	96	214	(215)	(61)	(129)	4,218

Exclusion of inventory holding (gains) losses		68	(299)	(31)					(262)
Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	4	17	(4)		84	6		184
environmental charges		1	15			83			99
asset impairments	76		1			3			80
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	3	2	(4)		1	6		9
other			(1)			(12)			(13)

Special items of operating profit	65	(14)	54	2	(11)	149	(5)		240

Adjusted operating profit	3,483	519	185	67	203	(66)	(66)	(129)	4,196
Net financial (expense) income (*)	31	1				(4)	130		158
Net income from investments (*)	90	103	33	2	12				240
Income taxes (*)	(1,957)	(205)	(81)	(18)	(56)		51	48	(2,218)

Tax rate (%)	54.3	32.9	37.2						48.3
Adjusted net profit	1,647	418	137	51	159	(70)	115	(81)	2,376

of which:
- net profit of minorities									156
- Eni's adjusted net profit									2,220

Eni's reported net profit									2,267

Exclusion of inventory holding (gains) losses									(207)
Exclusion of special items:									160
- non-recurring (income) charges									81
- other special (income) charges									79
Eni's adjusted net profit									2,220

(*)	Excluding special items.

Analysis of special items

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

57	56		Non-recurring (income) charges	57	56
160	184	104	Other special charges:	540	281
38	99	43	environmental charges	190	159
54	80	(4)	asset impairments	242	79
3			gains on disposal of assets	(54)
54	9	(3)	provisions to the reserve for contingencies	99	6
35	9	70	provisions for redundancy incentives	77	89
(24)	(13)	(2)	other	(14)	(52)

217	240	104	Special items of operating profit	597	337

3			Net financial (expense) income	(11)
(73)	(6)	(322)	Net income from investments	(73)	(328)
			of which:
(73)			gain on Galp Energia SGPS SA (divestment of assets to Rede Eléctrica National)	(73)
		(290)	gain on divestment of Haldor Topsøe AS and Camom SA		(290)
21	(74)	(30)	Income taxes	27	(102)
168	160	(248)	Total special items of net profit	540	(93)
			pertaining to:

		(159)	minorities		(159)
		(89)	Eni		66

Adjusted operating profit by division

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

4,095	3,483	3,309	Exploration & Production	12,568	9,924
619	519	581	Gas & Power	2,613	2,783
363	185	119	Refining & Marketing	642	424
37	67	30	Petrochemicals	65	219
145	203	211	Engineering & Construction	356	590
(94)	(66)	(43)	Other activities	(222)	(159)
(57)	(66)	(18)	Corporate and financial companies	(187)	(119)
19	(129)	56	Impact of unrealized profit in inventory	(121)	32
5,127	4,196	4,245		15,714	13,694

Summarized Group balance sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET (a)

(million euro)

Dec. 31, 2006	June 30, 2007	Sep. 30, 2007	Change vs Dec. 31, 2006	Change vs June 30, 2007

Fixed assets
Property, plant and equipment, net	44,312	45,999	49,029	4,717	3,030
Other assets	629	614	585	(44)	(29)
Inventories - compulsory stock	1,827	1,899	1,987	160	88
Intangible assets	3,753	3,962	4,335	582	373
Investments, net	4,246	5,209	5,473	1,227	264
Accounts receivable financing and securities related to operations	557	366	388	(169)	22
Net accounts payable in relation to capital expenditures	(1,090)	(1,178)	(1,296)	(206)	(118)

	54,234	56,871	60,501	6,267	3,630
Net working capital
Inventories	4,752	4,936	5,272	520	336
Trade accounts receivable	15,230	13,388	14,383	(847)	995
Trade accounts payable	(10,528)	(9,751)	(10,375)	153	(624)
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(6,880)	(7,415)	(2,019)	(535)
Provision for contingencies	(8,614)	(8,208)	(8,280)	334	(72)
Other operating assets and liabilities:
- equity instruments		2,581	2,520	2,520	(61)
- other (b)	(641)	(711)	(727)	(86)	(16)

	(5,197)	(4,645)	(4,622)	575	23
Employee termination indemnities and other benefits	(1,071)	(936)	(934)	137	2
Net assets held for sale including related net borrowings		128	114	114	(14)

CAPITAL EMPLOYED, NET	47,966	51,418	55,059	7,093	3,641

Shareholders’ equity including minority interests	41,199	42,296	43,629	2,430	1,333

Net borrowings	6,767	9,122	11,430	4,663	2,308

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	51,418	55,059	7,093	3,641

(a)	For a reconciliation to the statutory balance sheet see Eni’s Report on the first half 2007 under the paragraph “Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow statement to statutory schemes” pages 52-55.
(b)	Include operating financing receivables and securities related to operations for euro 269 million at September 30, 2007 (euro 302 million at June 30, 2007 and euro 245 million at December 31, 2006) and securities covering technical reserves of Eni's insurance activities for euro 482 million (euro 515 million at June 30, 2007 and euro 417 million at December 31, 2006).

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2006	June 30, 2007	Sep. 30, 2007	Change vs Dec. 31, 2006	Change vs June 30, 2007

Total debt	11,699	16,141	15,701	4,002	(440)
Short-term debt	4,290	9,061	7,244	2,954	(1,817)
Long-term debt	7,409	7,080	8,457	1,048	1,377
Cash and cash equivalent	(3,985)	(6,368)	(3,676)	309	2,692
Securities not related to operations	(552)	(214)	(178)	374	36
Non-operating financing receivables	(395)	(437)	(417)	(22)	20

Net borrowings	6,767	9,122	11,430	4,663	2,308

Shareholders’ equity including minority interest	41,199	42,296	43,629	2,430	1,333

Leverage	0.16	0.22	0.26	0.10	0.04

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2007, leverage would stand at 0.19.

BONDS DUE WITHIN 18 MONTHS FROM SEPTEMBER 30, 2007

(million euro) (a)

Issuing company
Eni Coordination Center SA	879
Eni USA Inc	141
1,020

(a)	Including interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders' equity at December 31, 2006		41,199
Net profit for the period	7,625
Reserve for cash flow hedges	(617)
Dividend to Eni shareholders	(2,384)
Dividends paid by consolidated subsidiaries to shareholders	(227)
Shares repurchased	(486)
Issue of ordinary share capital for employee share incentive schemes	44
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(191)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,242)
Other changes	(92)

Total changes		2,430

Shareholders’ equity at September 30, 2007		43,629
pertaining to:
Eni		41,266
minority interest		2,363

ROACE (Return On Average Capital Employed)

Return On Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

(million euro)

Calculated on a twelve-month period ending on September 30, 2007	E&P	G&P	R&M	Group

Adjusted net profit	5,732	2,915	460	9,790
Exclusion of after-tax finance expenses/interest income	-	-	-	103
Adjusted net profit unlevered	5,732	2,915	460	9,893
Adjusted capital employed, net:
- at the beginning of period	18,733	17,001	5,583	46,220
- at the end of period	24,111	18,700	5,762	54,997
Adjusted average capital employed, net	21,422	17,851	5,673	50,609
ROACE adjusted (%)	26.8	16.3	8.1	19.5

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2007, ROACE for the Group and for the Exploration & Production division would stand at 20.1% and 28.9%, respectively.

(million euro)

Calculated on a twelve-month period ending on September 30, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,547	2,629	735	10,983
Exclusion of after-tax finance expenses/interest income	-	-	-	33
Adjusted net profit unlevered	7,547	2,629	735	11,016
Adjusted capital employed, net:
- at the beginning of period	19,299	17,514	5,252	46,438
- at the end of period	18,733	17,037	5,802	45,909
Adjusted average capital employed, net	19,016	17,276	5,527	46,174
ROACE adjusted (%)	39.7	15.2	13.3	23.9

(million euro)

Calculated on a twelve-month period ending on December 31, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

Summarized cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT (a)

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007	Change

2,512	2,423	2,459	Net profit	8,125	7,625	(500)
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
			amortization and depreciation and other
1,610	1,620	1,566	non monetary items	4,185	4,437	252
5	(12)	(285)	net gains on disposal of assets	(55)	(311)	(256)
2,538	1,973	2,348	dividends, interest, taxes and other changes	8,121	6,718	(1,403)

6,665	6,004	6,088	Net cash generated from operating profit before changes in working capital	20,376	18,469	(1,907)
(1,181)	478	(1,375)	Changes in working capital related to operations	(177)	(452)	(275)
(929)	(2,362)	(1,347)	Dividends received, taxes paid, interest (paid) received during the period	(4,976)	(4,968)	8

4,555	4,120	3,366	Net cash provided by operating activities	15,223	13,049	(2,174)
(1,835)	(2,244)	(2,679)	Capital expenditures	(4,889)	(6,936)	(2,047)
(12)	(4,925)	(3,776)	Investments and purchase of consolidated subsidiaries and businesses	(76)	(8,711)	(8,635)
23	164	455	Disposals	127	631	504
(126)	358	82	Other cash flow related to capital expenditures, investments and disposals	(46)	288	334

2,605	(2,527)	(2,552)	Free cash flow	10,339	(1,679)	(12,018)
(3)	5,265	148	Borrowings (repayment) of debt related to financing activities	463	378	(85)
(378)	(253)	(148)	Changes in short and long-term financial debt	(1,521)	4,486	6,007
(260)	(2,821)	(117)	Dividends paid and changes in minority interests and reserves	(4,031)	(3,383)	648
17	(19)	(23)	Effect of changes in consolidation and exchange differences	(124)	(111)	13
1,981	(355)	(2,692)	NET CASH FLOW FOR THE PERIOD	5,126	(309)	(5,435)

CHANGES IN NET BORROWINGS

(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007	Change

2,605	(2,527)	(2,552)	Free cash flow	10,339	(1,679)	(12,018)
			Net borrowings of acquired companies
	(24)	(3)	Net borrowings of divested companies	1	(27)	(28)
199	102	364	Exchange differences on net borrowings and other changes	316	426	110
(260)	(2,821)	(117)	Dividends paid and changes in minority interests and reserves	(4,031)	(3,383)	648
2,544	(5,270)	(2,308)	CHANGE IN NET BORROWINGS	6,625	(4,663)	(11,288)

(a)	For a reconciliation to the statutory statement of cash flows see Eni’s Report on the first half of 2007 under the paragraph “Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow statement to statutory schemes” pages 54-55.

Capital expenditures

EXPLORATION & PRODUCTION
(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

10	23		Acquisitions of proved and unproved property	13	96
			Italy
10	6		North Africa	10	11
			West Africa
	17		Rest of world	3	85
263	375	449	Exploration	642	1,197
33	28	24	Italy	90	86
72	86	105	North Africa	179	274
11	69	51	West Africa	105	188
56	49	30	North Sea	99	154
91	143	239	Rest of world	169	495
862	1,056	1,258	Development	2,573	3,223
96	147	144	Italy	270	398
189	207	233	North Africa	492	628
197	256	349	West Africa	570	871
98	114	102	North Sea	285	305
282	332	430	Rest of world	956	1,021
17	17	18	Other	38	46
1,152	1,471	1,725		3,266	4,562

GAS & POWER
(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

269	263	267	Italy	617	684
42	42	95	Outside Italy	104	204
311	305	362		721	888
28	11	13	Market	41	29
		1	Italy		1
28	11	12	Outside Italy	41	28
37	31	42	Distribution	104	98
185	222	272	Transport	437	638
171	191	189	Italy	374	462
14	31	83	Outside Italy	63	176
61	41	35	Power generation	139	123
311	305	362		721	888

REFINING & MARKETING
(million euro)

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

109	160	213	Italy	306	496
32	25	18	Outside Italy	67	54
141	185	231		373	550
75	110	178	Refining and Supply and Logistics	237	392
75	110	178	Italy	237	392
66	55	53	Marketing	133	138
34	30	35	Italy	66	84
32	25	18	Outside Italy	67	54
	20		Other activities	3	20
141	185	231		373	550

Exploration & Production

Daily production of oil and natural gas by region

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

1,709	1,736	1,659	Daily production of oil and natural gas (a) (b)	(kboe/d)	1,761	1,710
235	215	204	Italy		239	214
554	599	568	North Africa		550	578
365	333	324	West Africa		372	331
254	264	213	North Sea		279	254
301	325	350	Rest of world		321	333
152.3	152.2	147.0	Oil and natural gas sold (a)	(mmboe)	465.9	449.3

Daily production of liquids by region

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

1,041	1,026	975	Production of liquids (a)	(kbbl/d)	1,080	1,010
77	76	73	Italy		79	75
330	333	315	North Africa		327	326
315	285	275	West Africa		325	283
164	155	136	North Sea		177	153
155	177	176	Rest of world		172	173

Daily production of natural gas by region

Third quarter 2006	Second quarter 2007	Third quarter 2007	Nine months 2006	Nine months 2007

3,834	4,082	3,927	Production of natural gas (a) (b)	(mmcf/d)	3,911	4,017
906	801	751	Italy		924	797
1,283	1,524	1,455	North Africa		1,278	1,448
287	278	282	West Africa		266	280
517	626	443	North Sea		586	579
841	854	996	Rest of world		857	913

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes own consumption of natural gas (299 mmcf/d in the third quarter of 2007, 285 mmcf/d in the third quarter of 2006, 295 mmcf/d in the first nine months of 2007 and 285 mmcf/d in the first nine months of 2006).

Contents

Report on the third
quarter of 2007

Contents

	1	Basis of presentation
	2	Statistic recap
Group Financial Review	3	Profit and loss account highlights
	6	Analysis of profit and loss account items
	12	Summarized Group balance sheet
	18	Summarized Cash flow statement and change in net borrowings
	22	Post-closing events
	23	Outlook for 2007
Operating Results by Division	24	Exploration & Production
	27	Gas & Power
	31	Refining & Marketing
	34	Petrochemicals
	35	Engineering & Construction
	37	Other activities
	37	Corporate and financial companies
Non-GAAP measures	38	Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
	44	Certification rendered by Eni's Chief Financial Officer, in his quality as manager responsible for the preparation of financial reports, pursuant to Article 154-bis paragraph 2 of Legislative Decree No. 58/1998

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

BASIS OF PRESENTATION
Eni’s consolidated report at September 30, 2007, unaudited, has been prepared in compliance with Italian listing standards set by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for Italian listed companies.

Profit and loss account information is presented for the third quarter of 2007 and for the first nine months of 2007 and for the same periods a year earlier. Balance sheet information is presented at September 30, 2007, June 30, 2007 and December 31, 2006. Tables are comparable with those of 2006 financial statements and the 2007 interim report.

Eni’s accounts at September 30, 2007 have been prepared in accordance with the evaluation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Non-GAAP financial measures disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by recommendation CESR/05-178b.	Disclaimer
This report contains certain forward-looking statements, in particular in the Outlook section those regarding capital expenditure, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

STATISTIC RECAP

Summary financial data

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

20,366	20,190	(176)	(0.9)	Net sales from operations		64,689	61,878	(2,811)	(4.3)
4,828	4,379	(449)	(9.3)	Operating profit		15,370	13,702	(1,668)	(10.9)
5,127	4,245	(882)	(17.2)	Adjusted operating profit (a)		15,714	13,694	(2,020)	(12.9)
2,422	2,146	(276)	(11.4)	Net profit (b)		7,697	7,001	(696)	(9.0)
0.66	0.59	(0.07)	(10.6)	per ordinary share (c)	(euro)	2.08	1.91	(0.17)	(8.2)
1.68	1.62	(0.06)	(3.6)	per ADR (c) (d)	($)	5.18	5.13	(0.05)	(1.0)
2,620	1,892	(728)	(27.8)	Adjusted net profit (a) (b)		8,057	6,792	(1,265)	(15.7)
0.71	0.52	(0.19)	(26.8)	per ordinary share (c)	(euro)	2.17	1.85	(0.32)	(14.7)
1.81	1.43	(0.38)	(21.0)	per ADR (c) (d)	($)	5.40	4.97	(0.43)	(8.0)
4,555	3,366	(1,189)	(26.1)	Net cash provided by operating activities		15,223	13,049	(2,174)	(14.3)
1,835	2,679	844	46.0	Capital expenditures		4,889	6,936	2,047	41.9

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see “Reconciliation of reported operating profit and reported net profit to results on an adjusted basis” on page 38.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Key market indicators

Third quarter	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

69.49	74.87	5.38	7.7	Average price of Brent dated crude oil (a)		66.96	67.13	0.17	0.3
1.274	1.375	0.101	7.9	Average EUR/USD exchange rate (b)		1.244	1.344	0.100	8.0
54.55	54.45	(0.10)	(0.2)	Average price in euro of Brent dated crude oil		53.82	49.95	(3.87)	(7.2)
4.27	4.04	(0.23)	(5.4)	Average European refining margin (c)		4.33	4.67	0.34	7.9
3.35	2.94	(0.41)	(12.2)	Average European refining margin in euro		3.48	3.47	(0.01)	(0.3)
3.2	4.5	1.3	40.6	Euribor - three-month rate	(%)	2.9	4.1	1.2	41.4
5.4	5.8	0.4	7.4	Libor - three-month dollar rate	(%)	5.1	5.5	0.4	7.8

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data

Third quarter	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,709	1,659	(50)	(2.9)	Production of hydrocarbons (a)	(kboe/d)	1,761	1,710	(51)	(2.9)
1,041	975	(66)	(6.3)	Liquids	(kbbl/d)	1,080	1,010	(70)	(6.5)
3,834	3,927	93	2.4	Natural gas (a)	(mmcf/d)	3,911	4,017	106	2.7
18.90	19.74	0.84	4.4	Worldwide gas sales	(bcm)	70.55	68.31	(2.24)	(3.2)
0.81	0.67	(0.14)	(17.3)	of which: upstream sales in Europe		3.01	2.61	(0.40)	(13.3)
7.85	8.67	0.82	10.4	Electricity sold	(TWh)	23.24	24.91	1.67	7.2
3.27	3.30	0.03	0.9	Retail sales of refined products in Europe	(mmtonnes)	9.35	9.37	0.02	0.2
1,261	1,354	93	7.4	Petrochemical product sales	(ktonnes)	3,941	4,166	225	5.7

(a)	Includes own consumption of natural gas (299 mmcf/d in the third quarter of 2007, 285 mmcf/d in the third quarter of 2006, 295 mmcf/d in the first nine months of 2007 and 285 mmcf/d in the first nine months of 2006).

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

Group Financial Review

PROFIT AND LOSS ACCOUNT HIGHLIGHTS

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

20,366	20,190	(176)	(0.9)	Net sales from operations		64,689	61,878	(2,811)	(4.3)
109	164	55	50.5	Other income and revenues		481	609	128	26.6
(14,147)	(14,227)	(80)	(0.6)	Operating expenses		(45,266)	(43,731)	1,535	3.4
(57)				of which: non-recurring items		(57)	(56)
(1,500)	(1,748)	(248)	(16.5)	Depreciation, amortization and impairments		(4,534)	(5,054)	(520)	(11.5)
4,828	4,379	(449)	(9.3)	Operating profit		15,370	13,702	(1,668)	(10.9)
(42)	(52)	(10)	23.8	Net financial income (expense)		109	(27)	(136)	..
279	495	216	77.4	Net income from investments		746	986	240	32.2
5,065	4,822	(243)	(4.8)	Profit before income taxes		16,225	14,661	(1,564)	(9.6)
(2,553)	(2,363)	190	7.4	Income taxes		(8,100)	(7,036)	1,064	13.1
50.4	49.0	(1.4)		Tax rate	(%)	49.9	48.0	(1.9)
2,512	2,459	(53)	(2.1)	Net profit		8,125	7,625	(500)	(6.2)
				pertaining to:
2,422	2,146	(276)	(11.4)	Eni		7,697	7,001	(696)	(9.0)
90	313	223	..	minority interest		428	624	196	45.8

Third quarter
Eni’s net profit for the third quarter of 2007 was euro 2,146 million, down euro 276 million from the third quarter of 2006, or 11.4%, due mainly to a lower operating performance down by euro 449 million, or 9.3%, as a result of a decline in the Exploration & Production and Refining & Marketing divisions. This reduction in operating profit was offset in part by a euro 190 million decrease in income taxes reflecting lower profit before taxes and a 1.4 percentage points decline in the Group tax rate (from 50.4 to 49%) among other things as a result of a lower share of profit generated by the Exploration & Production division.

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

2,422	2,146	(276)	(11.4)	Net profit pertaining to Eni	7,697	7,001	(696)	(9.0)
30	(165)			Exclusion of inventory holding (gain) loss	(180)	(275)
168	(89)			Exclusion of special items:	540	66
				of which:
40				non-recurring items	40	81
128	(89)			other special items	500	(15)
2,620	1,892	(728)	(27.8)	Eni’s adjusted net profit (a)	8,057	6,792	(1,265)	(15.7)

(a)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, see “Reconciliation of reported operating profit and reported net profit to results on an adjusted basis” on page 38.

Eni’s adjusted net profit amounted to euro 1,892 million, down 27.8% from the third quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 165 million and special gains of euro 89 million net, resulting in a downward adjustment to net profit (down euro 254 million).	Special gains related to the divestment of interests in certain associates in the Engineering & Construction division, partly offset by environmental charges and provisions for redundancy incentives.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

Return On Average Capital Employed (ROACE)[1] calculated on an adjusted basis for the twelve-month period ending September 30, 2007 was 19.5% (23.9% for the twelve-month period ending September 30, 2006). If Gazprom exercises its call options to purchase a 20%	interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2007, the Group ROACE would stand at 20.1%.

The following table sets forth adjusted net profit by division:

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,956	1,372	(584)	(29.9)	Exploration & Production	5,975	4,428	(1,547)	(25.9)
472	465	(7)	(1.5)	Gas & Power	1,989	2,042	53	2.7
257	95	(162)	(63.0)	Refining & Marketing	514	345	(169)	(32.9)
4	18	14	..	Petrochemicals	33	148	115	..
117	174	57	48.7	Engineering & Construction	269	478	209	77.7
(94)	(43)	51	54.3	Other activities	(216)	(163)	53	24.5
(14)	(70)	(56)	..	Corporate and financial companies	(3)	(41)	(38)	..
12	35	23		Impact of unrealized profit in inventory (a)	(76)	20	96
2,710	2,046	(664)	(24.5)		8,485	7,257	(1,228)	(14.5)
				of which:
90	154	64	71.1	net profit of minorities	428	465	37	8.6
2,620	1,892	(728)	(27.8)	Eni’s adjusted net profit	8,057	6,792	(1,265)	(15.7)

(a)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at period end in the equity of the purchasing business segment.

The decline in the Group adjusted net profit was a result of:
  The reduction of adjusted net profit reported by the Exploration & Production division (down euro 584 million, or 29.9%) due to a weaker operating performance (down euro 786 million, or 19.2%), which was adversely impacted by the appreciation of the euro over the dollar, a decline in production sold (down 5.6 mmboe) and rising operating costs and amortization charges in connection with higher exploratory activity. Net profit was also impacted by a 6.6 percentage point increase in the tax-rate on an adjusted basis.
  The reduction of adjusted net profit reported by the Refining & Marketing division (down euro 162 million, or 63%) due to a weaker operating performance of refining activity reflecting a negative trading environment which affected results from complex throughputs and the appreciation of the euro over the dollar.
These declines in the adjusted net profit were partly offset by higher adjusted net profit in the Engineering & Construction division (up euro 57 million; up 48.7%), due to an improved operating performance (up euro 66 million) relating particularly to favorable demand trends in oilfield services.

The trading environment was unfavorable, despite the fact that higher Brent crude prices were recorded averaging $74.87 per barrel, up 7.7% compared to the third quarter 2006. In fact, the benefit of higher oil prices was more than offset by the appreciation of the euro over the dollar (up 7.9%). Also realized refining margins decreased significantly due to the worsening of the ratio between prices of main distillates and Brent quotations (the margin on Brent was down 5.4%) in addition to the narrowing of price differentials between light and heavy crude qualities which penalized complex throughputs by reducing the competitive advantage to process low-cost feedstock. Gas selling margins decreased due to an unfavorable trading environment reflecting indexation mechanisms of purchase/selling prices.

____________

(1)	Non-GAAP financial measures disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b. See pages 15 and 16 for ROACE, leverage and net borrowings respectively.

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ENI REPORT ON THE THIRD QUARTER OF 2007

First nine months
Eni’s net profit for the first nine months of 2007 was euro 7,001 million, down euro 696 million from the first nine months of 2006, or 9%, due primarily to a lower operating performance (down euro 1,668 million, or 10.9%) as a result of a decline in the Exploration & Production and Refining & Marketing divisions, partially offset by the positive performance delivered by the Engineering & Construction, Petrochemicals and Gas & Power divisions. This reduction in operating profit was offset in part by lower income taxes (down by euro 1,064 million) owing to lower profit before taxes and a 1.9 percentage points decline in the Group tax rate (from 49.9 to 48%).

Eni’s adjusted net profit amounted to euro 6,792 million, down 15.7% from the first nine months of 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 275 million and special charges of euro 66 million net, resulting in a downward adjustment to net profit (up euro 209 million).

Special charges related to gains on divestment in the Engineering & Construction division, environmental charges, provisions for redundancy incentives, as well as non-recurring charges related to: (i) risk provisions against certain ongoing antitrust proceedings before the European antitrust authority; (ii) a gain deriving from the curtailment of the provision for employee post-retirement benefits deriving from a change in Italian laws regulating this matter for Italian companies.

The decline in the Group adjusted net profit resulted from the reduction of adjusted net profit recorded in the:
(i) Exploration & Production division (down euro 1,547 million, or 25.9%), due to a weaker operating performance (down euro 2,644 million, or 21%) which was adversely impacted by the appreciation of the euro over the dollar (8%), a decline in production sold (down 17.8 mmboe), higher operating costs and amortization charges. Performance in this division was also negatively affected by the 3.3 percentage points increase in the adjusted tax rate.	(ii) Refining & Marketing division (down euro 169 million,
or 32.9%), due to weaker realized refining margins particularly on complex throughputs and the appreciation of the euro over the dollar.

These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:
  Engineering & Construction (up euro 209 million, or 77.7%), reflecting an improved operating performance (up euro 234 million) against the backdrop of favorable demand trends in oilfield services.
  Petrochemicals (up euro 115 million), due to an improved operating performance (up euro 154 million), reflecting a recovery in product selling margins and a weak operating performance in 2006 resulting from the unplanned downtime of the Priolo cracker and downstream plants as a consequence of an accident that occurred at the nearby refinery in April 2006.
  Gas & Power (up euro 53 million, or 2.7%), due to a better operating performance (up euro 170 million, or 6.5%) reflecting the positive developments in the regulatory framework in Italy and because higher purchase charges were incurred in the first quarter of 2006 due to the climatic emergency in the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild winter weather conditions affecting natural gas sales volumes by consolidated subsidiaries (down 2.16 bcm, or 3.5%). Divisional results were also negatively impacted by weaker selling margins on gas due to an unfavorable trading environment.

In the first nine months, the trading environment was unfavorable due to the appreciation of the euro over the dollar (up 8%), lower realized refining margins, in particular on complex throughputs, and lower gas selling margins due to adverse trends in energy parameters to which purchase and selling prices are indexed. In the first nine months a slight increase in the oil prices (up 0.3%) was recorded with Brent crude prices averaging $67.13 per barrel; when expressed in terms of euros, Brent prices recorded a 7.2 drop.

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ENI REPORT ON THE THIRD QUARTER OF 2007

ANALYSIS OF PROFIT AND LOSS ACCOUNT ITEMS

Net sales from operations

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

6,562	6,411	(151)	(2.3)	Exploration & Production	21,021	19,240	(1,781)	(8.5)
5,265	5,215	(50)	(0.9)	Gas & Power	20,198	18,937	(1,261)	(6.2)
10,185	9,052	(1,133)	(11.1)	Refining & Marketing	29,631	25,932	(3,699)	(12.5)
1,743	1,767	24	1.4	Petrochemicals	5,083	5,243	160	3.1
1,930	2,185	255	13.2	Engineering & Construction	5,010	6,474	1,464	29.2
197	49	(148)	(75.1)	Other activities	662	152	(510)	(77.0)
224	309	85	37.9	Corporate and financial companies	829	926	97	11.7
(5,740)	(4,798)	942		Consolidation adjustment	(17,745)	(15,026)	2,719
20,366	20,190	(176)	(0.9)		64,689	61,878	(2,811)	(4.3)

Third quarter
Eni’s net sales from operations (revenues) for the third quarter of 2007 (euro 20,190 million) were down euro 176 million, a 0.9% decline from the third quarter of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 7.9%) and a decline in volumes. These negative factors were partially offset by higher activity levels in the Engineering & Construction and higher oil and refined products dollar prices.

First nine months
Eni’s net sales from operations (revenues) for the first nine months of 2007 (euro 61,878 million) were down euro 2,811 million, a 4.3% decline from the first nine months of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 8%) and a decline in volumes. These negative factors were offset in part by higher activity levels in the Engineering & Construction division.

Revenues generated by the Exploration & Production division (euro 19,240 million) declined by euro 1,781 million, down 8.5%, mainly due to the impact of the appreciation of the euro versus the dollar and lower hydrocarbon production sold (down 17.8 mmboe, or 3.8%). The impact on revenues changes from variations in dollar realizations was immaterial (oil up 2.1%, natural gas down 2%).	Revenues generated by the Gas & Power division (euro 18,937 million) declined by euro 1,261 million, down 6.2%, mainly due to lower natural gas volumes sold (down 2.16 bcm or 3.5%) and lower volumes transported and distributed as a consequence of an unusually mild winter weather. Also, average natural gas prices were lower compared to the first nine months 2006 mainly reflecting negative trends in energy parameters to which gas prices are contractually indexed.

Revenues generated by the Refining & Marketing division (euro 25,932 million) declined by euro 3,699 million, down 12.5%, mainly due to the effect of the appreciation of the euro over the dollar and lower product volumes marketed (-1.7 mmtonnes) and lower oil volumes traded (-3.9 mmtonnes), partially offset by increased international product prices.

Revenues generated by the Petrochemical division (euro 5,243 million) increased by euro 160 million from the first nine months of 2006, up 3.1%, reflecting mainly the fact that performance in 2006 was impacted by the unplanned downtime of the Priolo cracker and downstream plants as a consequence of an accident that occurred at the nearby refinery in April 2006.

Net sales from operations generated by the Engineering and Construction division (euro 6,474 million) increased by euro 1,464 million, up 29.2%, due to increased activity levels in the Offshore and Onshore construction businesses.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Revenues by geographic area

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

7,073	7,092	19	0.3	Italy	26,988	25,596	(1,392)	(5.2)
4,328	3,963	(365)	(8.4)	Rest of European Union	15,820	15,060	(760)	(4.8)
3,220	1,371	(1,849)	(57.4)	Rest of Europe	6,882	4,867	(2,015)	(29.3)
2,130	1,692	(438)	(20.6)	Americas	4,600	4,416	(184)	(4.0)
1,678	3,357	1,679	..	Asia	4,555	5,411	856	18.8
1,680	2,508	828	49.3	Africa	5,175	5,911	736	14.2
257	207	(50)	(19.5)	Other areas	669	617	(52)	(7.8)
13,293	13,098	(195)	(1.5)	Total outside Italy	37,701	36,282	(1,419)	(3.8)
20,366	20,190	(176)	(0.9)		64,689	61,878	(2,811)	(4.3)

Operating expenses

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

13,210	13,265	55	0.4	Purchases, services and other	42,593	40,992	(1,601)	(3.8)
				of which:
57				non-recurring items	57	130
120	39			other special items	327	210
937	962	25	2.7	Payroll and related costs	2,673	2,739	66	2.5
				of which:
				non-recurring items		(74)
35	70			provision for redundancy incentives	77	89
14,147	14,227	80	0.6		45,266	43,731	(1,535)	(3.4)

Operating expenses for the first nine months of 2007 (euro 43,731 million) declined by euro 1,535 million from the first nine months of 2006, down 3.4%, essentially due to appreciation of the euro versus the dollar. Other factors behind this reduction were: (i) lower supplies of natural gas in line with lower sales, lower purchase prices for natural gas and the fact that in the first quarter of 2006 higher gas supplies costs were recorded due to a climatic emergency for the winter time 2005-2006; (ii) lower costs for refinery maintenance activity.
Those reductions were partially offset by rising operating costs in the upstream and by higher purchase prices for refinery and petrochemical feedstock.

Labor costs (euro 2,739 million) increased by euro 66 million, up 2.5%, mainly due to an increase in unit labor costs in	Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction division related to higher activity levels and the Exploration & Production division related to acquired assets. These increases were offset in part by exchange rates differences and a euro 74 million non-recurring gain deriving from the curtailment of the provision for post-retirement benefits existing at 2006 year-end related to obligations towards Italian employees. In fact, effective January 1, 2007, Italian laws modified Italian post-retirement benefits scheme from a defined benefit plan to a defined contribution one. Following this, the provision for Italian employees was reassessed to take account of the exclusion of future salaries and relevant increases from actuarial calculations.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Employees

(units)	Dec. 31, 2006	Sep. 30, 2007	Change	% Change

Exploration & Production	8,336	9,132	796	9.5
Gas & Power	12,074	11,826	(248)	(2.1)
Refining & Marketing	9,437	9,412	(25)	(0.3)
Petrochemicals	6,025	6,805	780	12.9
Engineering & Construction	30,902	32,634	1,732	5.6
Other activities	2,219	1,412	(807)	(36.4)
Corporate and financial companies	4,579	4,780	201	4.4
	73,572	76,001	2,429	3.3

As of September 30, 2007, employees were 76,001, an increase of 2,429 employees from December 31, 2006, or 3.3%. Employees in Italy were 40,186. The 421 employee increase related mainly to an increase in the headcount (up 429 employees) and changes in consolidation scope.
In the nine months of 2007, 1,840 employees were newly hired, of these 1,316 on open-end contracts and	1,411 employees were dismissed (of these 885 employees on open-end contracts).
Outside Italy employees were 35,815, with a 2,008 employee increase mainly concerning fixed-term workers in the Engineering & Construction division and the acquisition of new activities in the Exploration & Production division (Dominion Resources e Maurel&Prom).

Depreciation and amortization and impairments

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,108	1,377	269	24.3	Exploration & Production	3,228	3,893	665	20.6
182	168	(14)	(7.7)	Gas & Power	502	501	(1)	(0.2)
114	107	(7)	(6.1)	Refining & Marketing	333	323	(10)	(3.0)
30	28	(2)	(6.7)	Petrochemicals	91	84	(7)	(7.7)
52	58	6	11.5	Engineering & Construction	139	177	38	27.3
	1	1	..	Other activities	4	3	(1)	(25.0)
12	15	3	25.0	Corporate and financial companies	49	46	(3)	(6.1)
	(3)	(3)		Impact of unrealized profit in inventory	(2)	(7)	(5)
1,498	1,751	253	16.9	Total depreciation and amortization	4,344	5,020	676	15.6
2	(3)	(5)	..	Impairments	190	34	(156)	(82.1)
1,500	1,748	248	16.5		4,534	5,054	520	11.5

Depreciation and amortization charges (euro 5,020 million) increased by euro 676 million, up 15.6%, mainly in the Exploration & Production division (up euro 665 million) related to higher exploration expenditures (up euro 709 million on a constant exchange rate basis), the consolidation of activities acquired in the Gulf of Mexico and Congo and the impact on amortization	charges of an estimated update of asset retirement obligations for certain Italian and U.S. fields carried out in the preparation of 2006 financial statements, offset in part by exchange rate differences.

Impairment charges for the period at euro 34 million regarded mainly upstream assets.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Operating profit
An analysis of reported operating profits by division for the periods indicated is provided as follows:

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

4,041	3,309	(732)	(18.1)	Exploration & Production	12,439	9,859	(2,580)	(20.7)
592	590	(2)	(0.3)	Gas & Power	2,499	2,696	197	7.9
250	282	32	12.8	Refining & Marketing	705	702	(3)	(0.4)
31	5	(26)	(83.9)	Petrochemicals	100	216	116	..
145	211	66	45.5	Engineering & Construction	356	601	245	68.8
(185)	(51)	134	72.4	Other activities	(401)	(282)	119	29.7
(65)	(23)	42	64.6	Corporate and financial companies	(207)	(122)	85	41.1
19	56	37		Impact of unrealized profit in inventory	(121)	32	153
4,828	4,379	(449)	(9.3)		15,370	13,702	(1,668)	(10.9)

Adjusted operating profit
An analysis of adjusted operating profits by division for the periods indicated is provided as follows:

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

4,828	4,379	(449)	(9.3)	Operating profit	15,370	13,702	(1,668)	(10.9)
82	(238)			Exclusion of inventory holding (gains) losses	(253)	(345)
217	104			Exclusion of special items:	597	337
				of which:
57				non recurring items	57	56
160	104			other special items	540	281
5,127	4,245	(882)	(17.2)	Adjusted operating profit	15,714	13,694	(2,020)	(12.9)
				Breakdown by division:
4,095	3,309	(786)	(19.2)	Exploration & Production	12,568	9,924	(2,644)	(21.0)
619	581	(38)	(6.1)	Gas & Power	2,613	2,783	170	6.5
363	119	(244)	(67.2)	Refining & Marketing	642	424	(218)	(34.0)
37	30	(7)	(18.9)	Petrochemicals	65	219	154	..
145	211	66	45.5	Engineering & Construction	356	590	234	65.7
(94)	(43)	51	54.3	Other activities	(222)	(159)	63	28.4
(57)	(18)	39	68.4	Corporate and financial companies	(187)	(119)	68	36.4
19	56	37		Impact of unrealized profit in inventory	(121)	32	153
5,127	4,245	(882)	(17.2)		15,714	13,694	(2,020)	(12.9)

Third quarter
Adjusted operating profit for the third quarter was euro 4,245 million, down euro 882 million or 17.2% from the third quarter 2006. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 238 million and special charges of euro 104 million net. The Group operating profit was dragged down by a weaker operating performance recorded in: (i) the Exploration & Production division primarily due to the euro’s	appreciation against the dollar (7.9%), lower sold production volumes (-5.6 million boe) and higher operating expenses and amortization charges mainly referred to higher exploratory expenditures, and (ii) the Refining & Marketing division due to a weaker refining performance in the wake of a negative trading environment which particularly affected results from complex throughputs and the appreciation of the euro over the dollar.

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ENI REPORT ON THE THIRD QUARTER OF 2007

First nine months
Adjusted operating profit for the first nine months of 2007 was euro 13,694 million, down 12.9% from a year ago. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 345 million and special charges of euro 337 million net. The main factor affecting this decline was a weaker operating performance reported by: (i) the Exploration & Production division (down euro 2,644 million from the first nine months of 2006, or 21%), primarily due to a 8% appreciation of the euro versus the dollar, lower production sold (down 17.8 mmboe), and rising operating costs and amortization charges; (ii) the Refining & Marketing division (down euro 218 million from the first nine months of 2006, or 34%) due to the decline in realized refinery margins, particularly on complex throughputs, and the appreciation of the euro over the dollar.

These declines in the adjusted operating profit were partly offset by a higher adjusted operating profit reported in the divisions:
  Engineering & Construction (up euro 234 million, or 65.7%), reflecting the backdrop of favorable demand trends in oilfield services;
  Petrochemicals (up euro 154 million), due to a recovery in product selling margins and to the impact of the unplanned downtime of the Priolo cracker and downstream plants on 2006 performance;
  Gas & Power (up euro 170 million, or 6.5%), reflecting the positive developments in the regulatory framework in Italy and because higher purchase charges were incurred in the first quarter of 2006 due to the climatic emergency in the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild weather conditions affecting natural sales gas by consolidated subsidiaries (down 2.16 bcm, or 3.5%). Divisional results were also negatively impacted by weaker selling margins on gas due to an unfavorable trading environment.
Net financial expense
In the first nine months 2007, net financial expense (euro 27 million) increased by euro 136 million from the first nine months 2006 when a net financial income of euro 109 million was recorded. This decrease was mainly due to: (i) the recognition of fair value gains on certain financial derivatives instruments in the first nine months of 2006 as compared to a fair value loss recorded for these instruments in the first nine months of 2007. Fair value changes on these financial instruments are recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because these instruments do not meet the formal criteria to be assessed as hedges under IFRS, including the time value component (for a loss of euro 82 million) of certain cash flow hedges Eni entered into to hedge commodity risk in connection with the acquisitions of proved and unproved upstream properties executed in the first nine months of 2007 (for more details on this issues see the balance sheet discussion – under the paragraph net working capital); (ii) the increase in net finance expenses as a result of increasing average net borrowings, higher interest rates on euro (Euribor up 1.2 percentage points) and dollar loans (Libor up 0.4 percentage points).These negatives were partly offset by a euro 127 million net gain upon fair value valuation through profit and loss account of both the 20% interest in OAO Gazprom Neft and the related call option guaranteed by Eni to Gazprom related to this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two partners (for more details on this issues see the balance sheet discussion – under the paragraph net working capital).

Net income from investments
The comparison with the first nine months of 2006 data is shown in the table below:

(million euro)
Nine months 2007	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Effect of the application of the equity method of accounting	9	324	152	67	550
Dividends	112	2	21		135
Net gains on disposal	8			290	301
Other income (losses) from investments	(7)
	122	326	173	357	986

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ENI REPORT ON THE THIRD QUARTER OF 2007

Net income from investments in the first nine months of 2007 amounted to euro 986 million and concerned essentially: (i) Eni’s share of income of affiliates accounted for with the equity method of accounting (euro 550 million), in particular in the Gas & Power, Refining & Marketing and Engineering & Construction division; (ii) net gains on the divestment of interests in certain	associates (Haldor Topsøe AS, euro 264 million, and Camom Group euro 25 million) of the Engineering & Construction division; (iii) dividends received by affiliates accounted for at cost (euro 135 million). The table below sets forth an analysis of net income/losses from investment by type for the periods indicated.

Third quarter	(million euro)	Nine months

2006	2007	Change	2006	2007	Change

251	202	(49)	Effect of the application of the equity method of accounting	631	550	(81)
37	4	(33)	Dividends	94	135	41
(4)	290	294	Net gains on disposal	21	301	280
(5)	(1)	4	Other income (losses) from investments
279	495	216		746	986	240

Income taxes

Third quarter	(million euro)	Nine months

2006	2007	Change	2006	2007	Change

			Profit before income taxes
1,149	875	(274)	Italy	4,462	4,223	(239)
3,916	3,947	31	Outside Italy	11,763	10,438	(1,325)
5,065	4,822	(243)		16,225	14,661	(1,564)
			Income taxes
462	411	(51)	Italy	1,758	1,666	(92)
2,091	1,952	(139)	Outside Italy	6,342	5,370	(972)
2,553	2,363	(190)		8,100	7,036	(1,064)
			Tax rate (%)
40.2	47.0	6.8	Italy	39.4	39.5	0.1
53.4	49.5	(3.9)	Outside Italy	53.9	51.4	(2.5)
50.4	49.0	(1.4)		49.9	48.0	(1.9)

Income taxes were euro 7,036 million, down euro 1,064 million, or 13.1%, due primarily to lower income before taxes (down euro 1,564 million). The 48% Group tax rate declined by 1.9 percentage points from the first nine months of 2006 (49.9%) reflecting: (i) a lower share of income before taxes generated by the Exploration & Production division which is subject to a higher rate of taxes compared to the Group’s other activities; (ii) the recording of higher income on investments which is subject to a limited tax burden; (iii) the recognition of deferred tax assets related to an increase in assets and liabilities carrying amounts for tax purposes on part of certain Italian subsidiaries upon renewal of the Group option for the Italian consolidated statement for tax purposes. These positive factors were partly offset by a higher tax rate applicable to income before income	taxes generated in Algeria due to changes in the fiscal regime implemented in the second half of 2006.

Adjusted tax rate was up 0.6 percentage points to 49.1% (48.5% in the first nine months of 2006), which is calculated as ratio of adjusted net profit to income taxes on an adjusted basis.

Minority interest
Minority interest’s share of profit was euro 624 million and related to Snam Rete Gas SpA (euro 192 million) and Saipem SpA (euro 428 million). Minority interest’s share of profit of Saipem includes the minority share of gains recorded by Saipem on the divestment of certain interests.

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ENI REPORT ON THE THIRD QUARTER OF 2007

SUMMARIZED GROUP BALANCE SHEET

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)

Dec. 31, 2006	June 30, 2007	Sep. 30, 2007	Change vs Dec. 31, 2006	Change vs June 30, 2007

Fixed assets
Property, plant and equipment, net	44,312	45,999	49,029	4,717	3,030
Other tangible assets	629	614	585	(44)	(29)
Inventories - compulsory stock	1,827	1,899	1,987	160	88
Intangible assets, net	3,753	3,962	4,335	582	373
Investments, net	4,246	5,209	5,473	1,227	264
Accounts receivable financing and securities related to operations	557	366	388	(169)	22
Net accounts payable in relation to capital expenditure	(1,090)	(1,178)	(1,296)	(206)	(118)
	54,234	56,871	60,501	6,267	3,630
Net working capital
Inventories	4,752	4,936	5,272	520	336
Trade accounts receivable	15,230	13,388	14,383	(847)	995
Trade accounts payable	(10,528)	(9,751)	(10,375)	153	(624)
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(6,880)	(7,415)	(2,019)	(535)
Reserve for contingencies	(8,614)	(8,208)	(8,280)	334	(72)
Other operating assets and liabilities:
- equity instruments available for sale at fair value through profit and loss		2,581	2,520	2,520	(61)
- other operating assets and liabilities (b)	(641)	(711)	(727)	(86)	(16)
	(5,197)	(4,645)	(4,622)	575	23
Employee termination indemnities and other benefits	(1,071)	(936)	(934)	137	2
Net assets held for sale		128	114	114	(14)
Capital employed, net	47,966	51,418	55,059	7,093	3,641
Shareholders’ equity including minority interests	41,199	42,296	43,629	2,430	1,333
Net borrowings	6,767	9,122	11,430	4,663	2,308
Total liabilities and shareholders’ equity	47,966	51,418	55,059	7,093	3,641

(a)	For a reconciliation to the statutory tables see Eni’s Report on the first half of 2007, under the paragraph: “Reconciliation of Summarized Group Balance Sheet to statutory schemes” pages 52-53.
(b)	Include operating financing receivables and securities related to operations for euro 269 million (euro 302 million at June 30, 2007 and euro 245 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 482 million (euro 515 million at June 30, 2007 and euro 417 million at December 31, 2006).

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ENI REPORT ON THE THIRD QUARTER OF 2007

The appreciation of the euro over other currencies, in particular the dollar (at September 30, 2007 the EUR/USD exchange rate was 1.418 as compared to 1.317 at December 31, 2006, up 7.7%) determined with respect to September 30, 2007 an estimated decrease in the book value of net capital employed of approximately euro 1,700 million, in shareholders’ equity of approximately euro 1,250 million and in net borrowings of approximately euro 450 million.

At September 30, 2007, net capital employed totalled euro 55,059 million, representing an increase of euro 7,093 million from December 31, 2006.

Fixed assets
Fixed assets totalled euro 60,501 million, representing an increase of euro 6,267 million from December 31, 2006 (euro 54,234 million) due to capital expenditures (euro 6,936 million) and acquisition of assets and investments, partly offset by depreciation, amortization and impairments charges (euro 5,054 million) and currency translation effects.

Other assets include, for a book value of $829 million (corresponding to euro 585 million at the September 30, 2007 EUR/USD exchange rate), the assets related to the service contract for oil activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting at the same date, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree in terms in order to recover the fair value of its Dación assets. On November 2006, based on the bilateral investments treaty in place between the Netherlands and Venezuela (the “Treaty”), Eni commenced a proceeding before on International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its internal and external legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow	method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States.
Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

The item Investments comprises a 60% interest in Arctic Russia BV (the former Eni Russia BV) which owns 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel, following award of a bid for Lot 2 in the Yukos liquidation procedure. These three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologia – are engaged in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in these acquired companies to be exercisable by Gazprom within 24 months starting from the acquisition date. Eni evaluates the investment in Arctic Russia BV under the equity method accounting as it jointly controls the three entities based on ongoing contractual arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This proportion allocated of 60% is the present ownership interest of Eni in the acquired companies determined by not taking into account the eventual exercise of the call option by Gazprom.

Net working capital
At September 30, 2007, net working capital totalled euro 4,622 million, representing an increase of euro 575 million from December 31, 2006 mainly due to: (i) the acquisition of a 20% interest in the Russian company OAO Gazprom Neft (see below); (ii) the increase in the inventories evaluated applying the weighted average cost method due to the impact of higher oil and refined

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ENI REPORT ON THE THIRD QUARTER OF 2007

products prices as recorded in the third quarter of 2007 compared to the fourth quarter 2006; (iii) a receivable upon a dividend approved by OAO Gazprom Neft on June 22, 2007; this dividend has not yet been distributed. These increases were partly offset by decreases in connection with the following items:
(i) higher taxes payable and an increase in deferred tax liability due to the recognition of income taxes and taxable temporary differences for the period and the fact that excise taxes on oil products marketed in Italy in the first 15 days of December are settled within the end of this month, instead of being paid in the following month as it occurs for the other calendar months. These factors were partly offset by the payment of the balance of income taxes due by Italian companies for the fiscal year of 2006 and the recognition of a deferred tax asset and lower taxes payable in connection with fair value losses on certain cash flow hedges (see next paragraph);
(ii) a euro 1,072 million loss recognized on the fair value evaluation of certain cash flow hedges, which the Group entered into in order to hedge cash flows expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end in connection with its purchase of certain proved and unproved oil and gas properties onshore in Congo (from the French company Maurel & Prom) and in the Gulf of Mexico (from the US company Dominion) finalized in February and April 2007, respectively.
In the light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with preset contractual prices. This treatment does not apply to the time value component arising from market price fluctuations within the range provided by these call and put options which is recognized in the profit and loss account under the item net financial expenses because the hedging relationship is ineffective. This loss was partly offset by gains recorded on the fair value evaluation of certain derivative financial instruments, which do not meet the formal criteria to be recognized as hedges under IFRS, reflecting the depreciation of the US dollar.	The item Equity instruments comprises the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price of $3.7 billion equalling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
In accordance with the fair value option provided for by IAS 39, Eni evaluated its 20% interest in OAO Gazprom Neft at fair value with changes in fair value recognized through the profit or loss account instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring both the equity instrument and the related call option on different bases. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. Consequently, the carrying amount of this equity instrument is determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the relevant call option, thus equalling the option strike price as of September 30, 2007.

Net assets held for sale including related net borrowings were euro 114 million and related to the Engineering & Construction division’s interest in Gaztransport et Technigaz SAS, a company owing a patent for the construction of tanks to transport LNG.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89% (90% at December 31, 2006).

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Return On Average Capital Employed (ROACE)

Return On Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained	by deducting inventory gains or losses as of in the period, net of the related tax effect.
ROACE by business segment is determined as ratio between adjusted net profit and net average capital invested pertaining to each business segment, adjusting net capital invested as of period-end by net inventory gains or losses (net of the related tax effect based on each business segment specific tax rate).

(million euro)

Calculated on a twelve-month period ending on September 30, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,732	2,915	460	9,790
Exclusion of after-tax finance expenses/interest income	-	-	-	103
Adjusted net profit unlevered	5,732	2,915	460	9,893
Adjusted capital employed, net:
at the beginning of period	18,733	17,001	5,583	46,220
at the end of period	24,111	18,700	5,762	54,997
Adjusted average capital employed, net	21,422	17,851	5,673	50,609
ROACE adjusted (%)	26.8	16.3	8.1	19.5

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60% interest by Eni	as of September 30, 2007, the ROACE of the Group and of the Exploration & Production division would stand respectively at 20.1% and 28.9%.

(million euro)

Calculated on a twelve-month period ending on September 30, 2006	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,547	2,629	735	10,983
Exclusion of after-tax finance expenses/interest income	-	-	-	33
Adjusted net profit unlevered	7,547	2,629	735	11,016
Adjusted capital employed, net:
at the beginning of period	19,299	17,514	5,252	46,438
at the end of period	18,733	17,037	5,802	45,909
Adjusted average capital employed, net	19,016	17,276	5,527	46,174
ROACE adjusted (%)	39.7	15.2	13.3	23.9

(million euro)

Calculated on a twelve-month period ending on December 31, 2006	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net:
at the beginning of period	20,206	18,978	5,993	49,692
at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

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Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to	assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2006	June 30, 2007	Sep. 30, 2007	Change vs Dec. 31, 2006	Change vs June 30, 2007

Total debt	11,699	16,141	15,701	4,002	(440)
Short-term debt	4,290	9,061	7,244	2,954	(1,817)
Long-term debt	7,409	7,080	8,457	1,048	1,377
Cash and cash equivalent	(3,985)	(6,368)	(3,676)	309	2,692
Securities not related to operations	(552)	(214)	(178)	374	36
Non-operating financing receivables	(395)	(437)	(417)	(22)	20
Net borrowings	6,767	9,122	11,430	4,663	2,308
Shareholders’ equity including minority interest	41,199	42,296	43,629	2,430	1,333
Leverage	0.16	0.22	0.26	0.10	0.04

Net borrowings at September 30, 2007 were euro 11,430 million, representing an increase of euro 4,663 million from December 31, 2006. The high level of cash inflow generated by operating activities (euro 13,049 million) affected by seasonality in demand for natural gas and certain refined products, cash from divestments (euro 631 million) and currency translation effects, were more than offset by the cash outflows related to: (i) the acquisition of investments and assets (euro 8,711 million) mainly relating to the 20% interest in OAO Gazprom Neft and 60% interest in three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3.7 billion), the purchase of Dominion Resources upstream assets in the Gulf of Mexico (approximately euro 3.5 billion), the purchase of oil producing assets onshore Congo (approximately euro 1 billion) and the acquisition of a further 16.11% stake in the Ceska Rafinerska in the Czech Republic (euro 0.2 billion) increasing Eni’s ownership interest to 32.4%; (ii) capital expenditures totalling euro 6,936 million; (iii) dividend payments (euro 2,582 million, of which euro 2,384 million concerning the balance of the 2006 dividend by the parent company Eni SpA and euro 149 million and euro 71 million were paid by Snam Rete Gas SpA and Saipem SpA, respectively); (iv) the repurchase of own shares for euro 486 million, Snam Rete Gas SpA and Saipem SpA (totalling euro 353 million).

From January 1 to September 30, 2007, a total of 19.62 million own shares were purchased by the company for a	total amount of euro 486 million (representing an average cost of euro 24.772 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 355 million shares, equal to 8.85% of outstanding capital stock, at a total cost of euro 5,998 million (representing an average cost of euro 16.915 per share).

Total debt amounted to euro 15,701 million, of which 7,244 million were short-term (including the portion of long-term debt due within 12 months for euro 1,047 million) and euro 8,457 million were long-term.

At September 30, 2007, leverage – ratio between net borrowings and shareholders’ equity – was 0.26 compared with 0.16 at December 31, 2006. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of September 30, 2007, leverage would stand at 0.19.

Net borrowings increased by euro 2,308 million from June 30, 2007, due to: (i) the acquisition of upstream assets in the Gulf of Mexico (approximately euro 3.5 billion) and the acquisition of downstream oil assets (euro 0.2 billion); (ii) capital expenditures for the third quarter totalling euro 2,679 million; and (iii) the repurchase of own shares (euro 147 million). These outflows were partially offset by cash inflow generated by operating activities in the third quarter (euro 3,366 million) and cash from divestments (euro 455 million).

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Changes in shareholders' equity

(million euro)

Shareholders' equity at December 31, 2006		41,199
Net profit	7,625
Reserve for cash flow hedges	(617)
Dividends paid by Eni to shareholders	(2,384)
Dividends paid by consolidated subsidiaries to shareholders	(227)
Shares repurchased	(486)
Issue of ordinary share capital for employee share incentive schemes	44
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas and Saipem SpA)	(191)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,242)
Other changes	(92)
Total changes		2,430

Shareholders’ equity at September 30, 2007		43,629
pertaining to:
Eni		41,266
minority interest		2,363

Shareholders’ equity at September 30, 2007 (euro 43,629 million) increased by euro 2,430 million from December 31, 2006, mainly due to net profit for the period (euro 7,625 million), offset in part by the payment of dividends (particularly the balance of 2006 dividend by the parent	company Eni SpA), currency translation differences, losses from fair value evaluation of certain cash flow hedges taken to reserve (euro 617 million net of the related deferred tax asset for euro 374 million)[2] and the purchase of own shares.

____________

(2)	See comment to net capital employed.

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SUMMARIZED CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in	cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

Summarized Group Cash Flow Statement (a)

Third quarter	(million euro)	Nine months

2006	2007	Change	2006	2007	Change

2,512	2,459	(53)	Net profit	8,125	7,625	(500)
			adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,610	1,566	(44)	amortization and depreciation and other non monetary items	4,185	4,437	252
5	(285)	(290)	net gains on disposal of assets	(55)	(311)	(256)
2,538	2,348	(190)	dividends, interest, taxes and other changes	8,121	6,718	(1,403)
6,665	6,088	(577)	Cash generated from operating profit before changes in working capital	20,376	18,469	(1,907)
(1,181)	(1,375)	(194)	Changes in working capital related to operations	(177)	(452)	(275)
(929)	(1,347)	(418)	Dividends received, taxes paid, interest (paid) received	(4,976)	(4,968)	8
4,555	3,366	(1,189)	Net cash provided by operating activities	15,223	13,049	(2,174)
(1,835)	(2,679)	(844)	Capital expenditures	(4,889)	(6,936)	(2,047)
(12)	(3,776)	(3,764)	Investments and purchase of consolidated subsidiaries and businesses	(76)	(8,711)	(8,635)
23	455	432	Disposals	127	631	504
(126)	82	208	Other cash flow related to capital expenditures, investments and disposals	(46)	288	334
2,605	(2,552)	(5,157)	Free cash flow	10,339	(1,679)	(12,018)
(3)	148	151	Borrowings (repayment) of debt related to financing activities	463	378	(85)
(378)	(148)	230	Changes in short and long-term financial debt	(1,521)	4,486	6,007
(260)	(117)	143	Dividends paid and changes in minority interests and reserves	(4,031)	(3,383)	648
17	(23)	(40)	Effect of changes in consolidation and exchange differences	(124)	(111)	13
1,981	(2,692)	(4,673)	NET CASH FLOW FOR THE PERIOD	5,126	(309)	(5,435)

Change in net borrowings

Third quarter	(million euro)	Nine months

2006	2007	Change	2006	2007	Change

2,605	(2,552)	(5,157)	Free cash flow	10,339	(1,679)	(12,018)
			Net borrowings of acquired companies
	(3)	(3)	Net borrowings of divested companies	1	(27)	(28)
199	364	165	Exchange differences on net borrowings and other changes	316	426	110
(260)	(117)	143	Dividends paid and changes in minority interests and reserves	(4,031)	(3,383)	648
2,544	(2,308)	(4, 852)	CHANGE IN NET BORROWINGS	6,625	(4,663)	(11,288)

(a)	For a reconciliation to the statutory statement of cash flows see Eni’s Report on the first half of 2007 under the paragraph: “Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow statement to statutory schemes” pages 54-55.

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Capital expenditures

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,152	1,725	573	49.7	Exploration & Production	3,266	4,562	1,296	39.7
311	362	51	16.4	Gas & Power	721	888	167	23.2
141	231	90	63.8	Refining & Marketing	373	550	177	47.5
18	32	14	77.8	Petrochemicals	52	88	36	69.2
179	311	132	73.7	Engineering & Construction	403	821	418	..
20	8	(12)	(60.0)	Other activities	34	43	9	26.5
14	20	6	42.9	Corporate and financial companies	40	48	8	20.0
	(10)	(10)		Impact of unrealized profit in inventory		(64)	(64)
1,835	2,679	844	46.0		4,889	6,936	2,047	41.9

In the first nine months of 2007 capital expenditures amounted to euro 6,936 million (euro 4,899 million in the first nine months of 2006), of which 86.5% related to the	Exploration & Production, Gas & Power and Refining & Marketing divisions.

Exploration & Production

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

10		(10)	..	Acquisitions of proved and unproved property	13	96	83	..
				Italy
10		(10)	..	North Africa	10	11	1	..
				West Africa
				Rest of world	3	85	82	..
263	449	186	70.7	Exploration	642	1,197	555	86.4
33	24	(9)	(27.3)	Italy	90	86	(4)	(4.4)
72	105	33	45.8	North Africa	179	274	95	53.1
11	51	40	..	West Africa	105	188	83	79.0
56	30	(26)	(46.4)	North Sea	99	154	55	55.6
91	239	148	..	Rest of world	169	495	326	..
862	1,258	396	45.9	Development	2,573	3,223	650	25.3
96	144	48	50.0	Italy	270	398	128	47.4
189	233	44	23.3	North Africa	492	628	136	27.6
197	349	152	77.2	West Africa	570	871	301	52.8
98	102	4	4.1	North Sea	285	305	20	7.0
282	430	148	52.5	Rest of world	956	1,021	65	6.8
17	18	1	5.9	Other	38	46	8	21.1
1,152	1,725	573	49.7		3,266	4,562	1,296	39.7

Capital expenditures of the Exploration & Production division (euro 4,562 million) concerned development of oil and gas reserves directed mainly outside Italy, in particular Kazakhstan, Egypt, Angola and Congo. Development expenditures in Italy concerned in particular well drilling programme and facility upgrading in VaI d’Agri and sidetrack and infilling interventions in mature fields.
Important expenditures were directed to exploratory	projects. About 93% of these expenditures were directed outside Italy in particular the Gulf of Mexico, Egypt, Norway, Nigeria and Brazil. In Italy, exploration activities were directed mainly to the offshore of Sicily.
Acquisition of proved and unproved property concerned mainly a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached a 100% ownership.

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As compared to the first nine months of 2006, capital expenditures increased by euro 1,269 million, up 39.7%, due in particular to an increase in exploration expenditures	in the Gulf of Mexico, Egypt, Norway, Brazil and Indonesia, and higher development expenditures in Congo, Egypt, Italy and Angola.

Gas & Power

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

269	267	(2)	(0.7)	Italy	617	684	67	10.9
42	95	53	..	Outside Italy	104	204	100	96.2
311	362	51	16.4		721	888	167	23.2
28	13	(15)	(53.6)	Market	41	29	(12)	(29.3)
	1	1	..	Italy		1	1	..
28	12	(16)	(57.1)	Outside Italy	41	28	(13)	(31.7)
37	42	5	13.5	Distribution	104	98	(6)	(5.8)
185	272	87	47.0	Transport	437	638	201	46.0
171	189	18	10.5	Italy	374	462	88	23.5
14	83	69	..	Outside Italy	63	176	113	..
61	35	(26)	(42.6)	Power generation	139	123	(16)	(11.5)
311	362	51	16.4		721	888	167	23.2

Capital expenditures in the Gas & Power division totalled euro 888 million and related essentially to: (i) development and upgrading of Eni’s transport backbones in Italy (euro 462 million); (ii) upgrades of international gas pipelines (euro 176 million); (iii) the	ongoing construction of combined cycle power plants (euro 123 million), particularly the Ferrara plant; (iv) development and upgrading of Eni’s natural gas distribution network in Italy (euro 98 million).

Refining & Marketing

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

109	213	104	95.4	Italy	306	496	190	62.1
32	18	(14)	(43.8)	Outside Italy	67	54	(13)	(19.4)
141	231	90	63.8		373	550	177	47.5
75	178	103	..	Refining and Supply and Logistics	237	392	155	65.4
75	178	103	..	Italy	237	392	155	65.4
66	53	(13)	(19.7)	Marketing	133	138	5	3.8
34	35	1	2.9	Italy	66	84	18	27.3
32	18	(14)	(43.8)	Outside Italy	67	54	(13)	(19.4)
				Other activities	3	20	17	..
141	231	90	63.8		373	550	177	47.5

Capital expenditures in the Refining & Marketing division amounted to euro 550 million and concerned: (i) refining, supply and logistics in Italy (euro 392 million), in particular refining upgrades, including expenditures for improving flexibility and yields of refineries, among which the construction of a new hydrocracking unit at	the Sannazzaro refinery, as well as expenditures on health, safety and environment matters; (ii) the upgrading of the retail network in Italy (euro 84 million); (iii) the upgrading of the retail network and the purchase of service stations in the rest of Europe (euro 54 million).

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Engineering & Construction
Capital expenditures in the Engineering & Construction division amounted to euro 821 million and concerned: (i) the construction start-up of the new semisubmersible platform Scarabeo 8 and a new pipelayer and a new deepwater drilling ship Saipem 12000; (ii) conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 field and in Angola.

Investments and purchase of consolidated subsidiaries and businesses
Investments and purchase of consolidated subsidiaries and businesses for the first nine months of 2007 amounted to euro 8,711 million and related mainly to the 20% interest in OAO Gazprom Neft and 60% interest in	three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3.7 billion), the purchase of Dominion Resources upstream assets in the Gulf of Mexico (approximately euro 3.5 billion), the purchase of oil producing assets onshore Congo (approximately euro 1 billion) and the acquisition of a further 16.11% stake in the Ceska Rafinerska in the Czech Republic (euro 0.2 billion) increasing Eni’s ownership interest to 32.4%.

Disposals
Disposals for the first nine months of 2007 amounted to euro 631 million and related mainly to the divestment of interests in certain associates in the Engineering & Construction division.

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POST-CLOSING EVENTS

Strategic agreement with the Libyan National Oil Company
As part of Eni’s strategic partnership with the Libyan National Oil Company, on October 16, 2007, both parties signed a major industrial agreement aimed at:
  Extending the duration of Eni’s mineral rights in Libya by a 25-year term, with the possibility of a further five-year extension for oil properties till 2042 and ten-year extension for gas properties till 2047. This will enable Eni to develop its long-life producing fields over a longer time frame by applying its advanced techniques for maximizing the recoverability of hydrocarbons.
  Monetizing additional and substantial gas reserves by expanding Libya’s gas export capacity from 8 to 16 bcm/y. The planned expansion will be achieved through the upgrading of the GreenStream export line by 3 bcm/y, which will increase export capacity to Italy, and through the construction of a new LNG plant of 5 bcm/y for worldwide markets; and
  Overhauling the exploration activities in areas where Eni is already present.

The two partners estimated that the planned initiatives will entail expenditures of approximately $28 billion over 10 years. This deal further strengthens Eni’s competitive position in Libya, reaffirming its leadership among the international oil companies engaged in this Country.

Status of the Kashagan Project
In late June 2007 Agip KCO, as operator of the Kashagan oilfield (18.52 per cent stake), located offshore in the Caspian Sea in Kazakhstan, filed certain revisions to the sanctioned development plan of the field with the Kazakh Authorities. These revisions confirmed, among other things, a rescheduling of the production start-up to 2010. The Kazakh Authorities rejected the proposed revisions to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent the companies forming the North Caspian Sea Production Sharing Agreement (“NCSPSA”) consortium a notice of dispute alleging failure on part of the consortium to fulfill certain contractual obligations and violation of the Republic’s laws.
All parties are in discussions aimed at resolving the dispute on amicable terms and have agreed that these discussions will continue beyond the October 22, 2007 contractual deadline.

Galp Energia plans to exercise its call option on downstream oil activities in Spain and Portugal
Galp Energia, in accordance with the agreements signed in December 2005 between majority shareholders (Eni 33.34%, Amorim Energia and Caixa General de Depositos), announced the intention to exercise its call option for the acquisition of Eni’s Agip branded oil products marketing activities. The option excludes the lubricants business in Spain and Portugal, both in the retail and wholesale markets. Eni’s retail activity in the Iberian region includes more than 350 service stations. The transaction is subject to approval from antitrust authorities.

Other initiatives
On October 19, 2007 Saipem acquired almost the total interest in Frigstad Discoverer Invest Ltd listed on the Norwegian Stock Exchange. This company is engaged in ultra-deep offshore drilling activities by means of an ongoing project for the construction of the semi-submersible rig D90 and is listed on the Norwegian stock exchange. This vessel is expected to be able to drill wells in water depths of up to 3,600 meters. Operations are expected to begin by late 2009 and the transaction will include approximately euro 520 million of capital expenditure. This will include the purchase of Frigstad Discoverer Invest Ltd, as well as other capital expenditure necessary to complete the vessel.

Eni was awarded 26 new exploration licenses in Gulf of Mexico following an international bid procedure. The acquired acreage is estimated to have a significant mineral potential and it is located nearby other Eni’s production facilities. The transaction is subject to the approval from antitrust authorities.

Eni and Sonatrach signed an agreement to extend terms of the development and production license for oil fields of Block 403 (Eni 50%) in Algeria. In 2006 production from this block represented approximately 13% of Eni’s total production in the country.

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OUTLOOK FOR 2007

Key Eni's business trends for the year 2007 are as follows:
  Production of liquids and natural gas is forecast to be in line with the previous year (actual oil and gas production averaged 1.77 mmboe/d in 2006) under the assumption of full-year Brent crude oil prices at $55 per barrel. Production impacted by continuing social unrest in Nigeria, the loss of the Dación oilfield in Venezuela, unplanned facility shutdowns and mature field declines is expected to be offset by the contribution from assets acquired in the Gulf of Mexico and Congo as well as the organic growth expected in Libya and Kazakhstan.
  Sales volumes of natural gas worldwide are expected to increase by a small amount from the previous year (actual sales volumes in 2006 were 97.48 bcm) assuming normal weather conditions for the final part of the current year. Growth is expected to be achieved in European target markets both in terms of market share and volume gains, mainly in Spain, Turkey, France and Germany/Austria and in LNG sales on both the Asian and North American markets. These increases are expected to be offset by: (i) the lower sales volumes forecast in Italy as a result of a mild winter time in the initial part of the current year and the competitive pressures, partly offset by the increases in the natural gas sales to the residential and thermoelectric sectors in the fourth quarter due to ongoing marketing initiatives; (ii) the lower natural gas offtakes from importers in Italy due to sluggish growth in domestic consumptions.
  Sales volumes of electricity are expected to increase by approximately 4.5% from 2006 (actual volumes in 2006 were 31.03 TWh), due to an expected increase in traded volumes.
  Refining throughputs on Eni’s account are forecast to marginally decrease from 2006 (actual throughputs in 2006 were 38.04 mmtonnes), reflecting expiration of a processing contract at the Priolo refinery at the end of 2006. Excluding this reduction, throughputs are expected to increase, reflecting better volume performance at the Livorno, Gela and Sannazzaro refineries. Higher throughputs are also expected outside Italy as a result of the acquisition of a further 16.11% stake in Ceska Rafinerska in the Czech Republic which took effect on September 1, 2007.

  Retail sales of refined products are expected to marginally increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes), driven by increased sales in Europe as a result of the acquisition of a number of service station networks in target markets in Central-Eastern Europe (approximately 100 outlets) which took effect on October 1, 2007 in addition to upgrades. As a result of initiatives in the Italian market, sales are expected to remain unchanged despite a decline in domestic consumption.

Eni’s expenditures on capital and exploration projects in 2007 are expected to amount to approximately euro 10.5 billion, including expenditures for developing acquired upstream assets, representing a 35% increase on 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.2 billion are forecast for 2007, of which euro 3.73 billion relate to the acquisition of ex-Yukos assets; euro 4.5 billion relate to the purchase of proved and unproved oil and gas properties in the Gulf of Mexico and onshore Congo, and euro 0.4 billion relate to the purchase of refining and marketing assets in the Central-Eastern Europe. If Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel, net cash outflows used in investing activities will decrease to euro 16.5 billion. On the basis of expected cash outflows for planned capital expenditures, acquisitions, and shareholders remuneration, while assuming a $55/barrel scenario for the Brent crude oil, Eni foresees its leverage to settle in the low or high end of the 0.3 to 0.4 range by the end of the year, depending on the exercising of the above mentioned call options by Gazprom.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Operating Results by Division

EXPLORATION & PRODUCTION

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
6,562	6,411	(151)	(2.3)	Net sales from operations (a)		21,021	19,240	(1,781)	(8.5)
4,041	3,309	(732)	(18.1)	Operating profit		12,439	9,859	(2,580)	(20.7)
54				Exclusion of special items:		129	65
				of which:
				Non-recurring items			(12)
54				Other special items:		129	77
48				- asset impairments		180	76
3				- gains on disposal of assets		(54)
3				- provision for redundancy incentives		3	1
4,095	3,309	(786)	(19.2)	Adjusted operating profit		12,568	9,924	(2,644)	(21.0)
(11)	26	37		Net financial income (expense) (b)		(37)	22	59
37	23	(14)		Net income from investments (b)		103	123	20
(2,165)	(1,986)	179		Income taxes (b)		(6,659)	(5,641)	1,018
52.5	59.1	6.6		Tax rate	(%)	52.7	56.0	3.3
1,956	1,372	(584)	(29.9)	Adjusted net profit		5,975	4,428	(1,547)	(25.9)
				Results also include:
1,106	1,377	271	24.5	amortizations and depreciations		3,358	3,924	566	16.9
				of which:
189	389	200	..	- amortizations of exploratory drilling expenditure and other		505	1,004	499	98.8
66	115	49	74.2	- amortizations of geological and geophysical exploration expenses		151	277	126	83.4
1,152	1,725	573	49.7	Capital expenditures		3,266	4,562	1,296	39.7
263	449	186	70.7	of which: exploration expenditures (c)		642	1,197	555	86.4
				Production (d)
1,041	975	(66)	(6.3)	Liquids (e)	(kbbl/d)	1,080	1,010	(70)	(6.5)
3,834	3,927	93	2.4	Natural gas	(mmcf/d)	3,911	4,017	106	2.7
1,709	1,659	(50)	(2.9)	Total hydrocarbons	(kboe/d)	1,761	1,710	(51)	(2.9)
				Average realizations
65.20	70.95	5.75	8.8	Liquids (e)	($/bbl)	61.81	63.11	1.30	2.1
5.44	5.14	(0.30)	(5.5)	Natural gas	($/mmcf)	5.27	5.16	(0.11)	(2.0)
52.21	54.38	2.17	4.2	Total hydrocarbons	($/boe)	50.00	50.02	0.02	0.0
				Average oil market prices
69.49	74.87	5.38	7.7	Brent dated	($/bbl)	66.96	67.13	0.17	0.3
54.55	54.45	(0.10)	(0.2)	Brent dated	(euro/bbl)	53.82	49.95	(3.87)	(7.2)
70.38	75.48	5.10	7.2	West Texas Intermediate	($/bbl)	68.02	66.12	(1.90)	(2.8)
214.36	217.89	3.53	1.6	Gas Henry Hub	($/kcm)	239.08	246.15	7.07	3.0

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	Includes condensates.

RESULTS
Third quarter
Adjusted operating profit for the third quarter 2007 was euro 3,309 million, a decrease of euro 786 million from the third quarter 2006, or 19.2%, due primarily to: (i) the adverse impact of the appreciation of the euro versus the dollar (approximately euro 290 million);	(ii) lower production sold (down 5.6 mmboe); (iii) higher expenses incurred in connection with exploration activities (euro 249 million; euro 283 million on a constant exchange rate basis); (iv) rising operating costs and amortization/depreciation charges reflecting the impact of sector specific inflation.

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Oil and gas realizations in dollars increased by 4.2% due to higher liquid realizations as compared to the marker Brent which benefited from narrowing differentials between heavy and light crude recorded in the third quarter, partly offset by lower gas realizations, related to the time-lag in indexation mechanisms.

Adjusted net profit was euro 1,372 million, down euro 584 million, or 29.9% from the third quarter of 2006, primarily due to a weaker operating performance and an increase in tax rate from 52.5% to 59.1%, due to a higher share of profit before income taxes generated in countries with higher marginal tax rates.

First nine months
Adjusted operating profit recorded for the first first nine months of 2007 amounted to euro 9,924 million, down euro 2,644 million or 21% from first first nine months of 2006, due mainly to:	(i) the adverse impact of the appreciation of the euro over the dollar (approximately euro 870 million);
(ii) a decline in production sold (down 17.8 mmboe);
(iii) higher exploration expenses (euro 625 million, euro 709 million at constant exchange rates);
(iv) rising operating costs and amortization and depreciation charges.

Adjusted net profit of euro 4,428 million declined by euro 1,547 million, down 25.9% from first first nine months of 2006 due to a weaker operating performance and an increase in the adjusted tax rate (from 52.7% to 56%) due to a change in the fiscal regime of Algeria enacted in the second half of 2006.

Special charges excluded by the adjusted operating profit of euro 65 million for the first first nine months 2007 primarily related to the depreciation of mineral assets.

PRODUCTION

Third quarter	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,709	1,659	(50)	(2.9)	Daily production of oil and natural gas (a) (b)	(kboe/d)	1,761	1,710	(51)	(2.9)
235	204	(31)	(13.2)	Italy		239	214	(25)	(10.5)
554	568	14	2.5	North Africa		550	578	28	5.1
365	324	(41)	(11.2)	West Africa		372	331	(41)	(11.0)
254	213	(41)	(16.1)	North Sea		279	254	(25)	(9.0)
301	350	49	16.3	Rest of world		321	333	12	3.7
152.3	147.0	(5.3)	(3.5)	Oil and natural gas production sold (a)	(mmboe)	465.9	449.3	(16.6)	(3.6)

Third quarter	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,041	975	(66)	(6.3)	Daily production of liquids (a)	(kbbl/d)	1,080	1,010	(70)	(6.5)
77	73	(4)	(5.2)	Italy		79	75	(4)	(5.1)
330	315	(15)	(4.5)	North Africa		327	326	(1)	(0.3)
315	275	(40)	(12.7)	West Africa		325	283	(42)	(12.9)
164	136	(28)	(17.1)	North Sea		177	153	(24)	(13.6)
155	176	21	13.5	Rest of world		172	173	1	0.6

Third quarter	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

3,834	3,927	93	2.4	Daily production of natural gas (a) (b)	(mmcf/d)	3,911	4,017	106	2.7
906	751	(155)	(17.1)	Italy		924	797	(127)	(13.7)
1,283	1,455	172	13.4	North Africa		1,278	1,448	170	13.3
287	282	(5)	(1.7)	West Africa		266	280	14	5.3
517	443	(74)	(14.3)	North Sea		586	579	(7)	(1.2)
841	996	155	18.4	Rest of world		857	913	56	6.5

(a)	Includes Eni’s share of production of equity-accounted entities
(b)	Includes own consumption of natural gas (299 mmcf/d in the third quarter of 2007, 285 mmcf/d in the third quarter of 2006, 295 mmcf/d in the first nine months of 2007 and 285 mmcf/d in the first nine months of 2006).

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ENI REPORT ON THE THIRD QUARTER OF 2007

Third quarter
Oil and natural gas production in the third quarter of 2007 averaged 1,659 kboe/d, a decrease of 50 kboe/d compared to the same period last year (down 2.9%). This reduction was due primarily to the negative impact of disruptions resulting from continuing social unrest in Nigeria (down 25 kboe/d), unplanned downtime and technical issues in the North Sea, particularly the accident occurred to the Cats pipeline, and mature fields declines in Italy and the United Kingdom. Increased oil prices reduced volume entitlements (down 11 kboe/d) for the recovery of expenditures and operating costs in Eni’s Production Sharing Agreements and buy-back contracts. These negative effects were offset in part by the contribution of recently acquired properties in the Gulf of Mexico and Congo (up 77 kboe/d) and organic growth achieved in Kazakhstan and Libya. 88% of oil and natural gas was produced outside Italy (86% in the third quarter of 2006).

Daily production of oil and condensates (975 kbbl/d) decreased by 66 kbbl/d, or 6.3% from the third quarter 2006. Production decreases were reported mainly in: (i) Nigeria and the North Sea due to the above mentioned causes; (ii) mature field declines in particular in Italy and the United Kingdom. Main increases were registered in: (i) the Gulf of Mexico and Congo due to the contribution of purchased assets; (ii) Kazakhstan due to a better performance of the Karachaganak field and to the fact that maintenance activities were performed in 2006.

Daily production of natural gas for the third quarter (3,927 mmcf/d) increased by 93 mmcf/d, or 2.4% mainly in the Gulf of Mexico, Libya as a result of the build-up of the Western Libyan Gas Project, Egypt for the development of reserves in the Nile Delta, Kazakhstan and Norway. Gas production decreased due to mature field declines in Italy and in the United Kingdom due to technical issues.
First nine months
Oil and natural gas production for the first first nine months of 2007 averaged 1,710 kboe/d, a decrease of 51 kboe/d compared to the same period last year (down 2.9%), due to disruptions in Nigeria related to social unrest (down 27 kboe/d), unplanned downtime and technical issues in the North Sea and mature field declines in particular in Italy and the United Kingdom. As compared to the same period in 2006, production performance for the period was impacted also by the loss of production at the Venezuelan Dación oilfield (down 20 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA which took effect on April 1, 2006. These negative factors were offset in part by the contribution of recently acquired assets in the Gulf of Mexico and Congo and production increases in Libya and Kazakhstan. Oil and natural gas production share outside Italy was 88% (86% in the first first first nine months of 2006).

Daily production of oil and condensates (1,010 kbbl) decreased by 70 kbbl/d, or 6.5% from the same period in 2006. Production decreases were reported mainly in Nigeria, Venezuela and the North Sea due to the above mentioned causes. Main increases were registered in Kazakhstan, reflecting a better performance at the Karachaganak field and in the United States, due to the resumption of full activity at plants damaged by hurricanes in the second half of 2005.
Daily production of natural gas for first first nine months of 2007 (4,017 mmcf/d) increased by 106 mmcf, or 2.7% mainly in Libya, as a result of production ramp-up at the Bah Essalam field, in the Gulf of Mexico due to asset acquisition and in Norway, particularly at the Aasgard (Eni’s interest 14.81%) and Kristin (Eni’s interest 8.25%) fields. Gas production in Italy and in the United Kingdom decreased due to mature field declines.

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GAS & POWER

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
5,265	5,215	(50)	(0.9)	Net sales from operations (a)		20,198	18,937	(1,261)	(6.2)
592	590	(2)	(0.3)	Operating profit		2,499	2,696	197	7.9
(6)	(28)			Exclusion of inventory holding (gains) losses		(26)	80
33	19			Exclusion of special items:		140	7
				of which:
57				Non-recurring items		57	(18)
(24)	19			Other special items:		83	25
				- asset impairments		51
3	1			- environmental provisions		42	2
5	18			- provisions for redundancy incentives		22	23
(32)				- other		(32)
619	581	(38)	(6.1)	Adjusted operating profit		2,613	2,783	170	6.5
186	131	(55)	(29.6)	Market and Distribution		1,230	1,376	146	11.9
230	272	42	18.3	Transport in Italy		801	826	25	3.1
140	131	(9)	(6.4)	International transportation		435	418	(17)	(3.9)
63	47	(16)	(25.4)	Power generation (b)		147	163	16	10.9
6	4	(2)		Net financial incomes (expense) (c)		17	8	(9)
100	78	(22)		Net income from investments (c)		392	296	(96)
(253)	(198)	55		Income taxes (c)		(1,033)	(1,045)	(12)
34.9	29.9	(5.0)		Tax rate	(%)	34.2	33.9	(0.3)
472	465	(7)	(1.5)	Adjusted net profit		1,989	2,042	53	2.7
311	362	51	16.4	Capital expenditures		721	888	167	23.2

				Natural gas sales	(bcm)
16.47	17.11	0.64	3.9	Sales of consolidates companies		61.86	59.70	(2.16)	(3.5)
10.89	11.46	0.57	5.2	Italy (includes own consumption)		41.43	39.93	(1.50)	(3.6)
5.31	5.29	(0.02)	(0.4)	Rest of Europe		19.79	19.05	(0.74)	(3.7)
0.27	0.36	0.09	33.3	Outside Europe		0.64	0.72	0.08	12.5
1.62	1.96	0.34	21.0	Sales of natural gas of Eni’s affiliates (net to Eni)		5.68	6.00	0.32	5.6
18.09	19.07	0.98	5.4	Total sales and own consumption G&P		67.54	65.70	(1.84)	(2.7)
0.81	0.67	(0.14)	(17.3)	Upstream in Europe		3.01	2.61	(0.40)	(13.3)
18.90	19.74	0.84	4.4	Worldwide gas sales		70.55	68.31	(2.24)	(3.2)

19.02	16.98	(2.04)	(10.7)	Gas volumes transported in Italy	(bcm)	65.54	58.87	(6.67)	(10.2)
12.09	10.60	(1.49)	(12.3)	Eni		42.12	37.31	(4.81)	(11.4)
6.93	6.38	(0.55)	(7.9)	On behalf of third parties		23.42	21.56	(1.86)	(7.9)

7.85	8.67	0.82	10.4	Electricity sold	(TWh)	23.24	24.91	1.67	7.2

(a)	Before elimination of intragroup sales.
(b)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(c)	Excluding special items.

RESULTS Third quarter Adjusted operating profit for the third quarter of 2007 was euro 581 million, representing a decline of euro 38 million	from the third quarter of 2006, or 6.1%. This was due mainly to a decline in gas selling margins due to an unfavorable trading environment reflecting different reference periods for energy parameters to which

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ENI REPORT ON THE THIRD QUARTER OF 2007

natural gas purchase and selling prices are contractually indexed. This trend was particularly significant in the thermoelectric segment. Also selling margins to wholesalers declined due to the current scheme for the indexation of the raw material component in tariffs.
These negative factors were partly offset by: (i) a growth achieved in sales volumes from consolidated subsidiaries (up 3.9%); and (ii) better operating performance recorded by transport activities in Italy reflecting tariff entitlements against expenditures incurred for upgrading the network.
Adjusted net profit of the third quarter of 2007 decreased by euro 7 million to euro 465 million, down 1.5%.

First nine months
Adjusted operating profit for the first first nine months of 2007 increased by euro 170 million to euro 2,783, up 6.5%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 2.16 bcm, or 3.5%). Despite this negative impact, divisional results were driven by:
(i) The positive impact of favorable developments with Italy’s regulatory framework. This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a more favorable indexation mechanism of the raw material	cost component in supplies to residential users compared to what was in force in the first half of 2006. Additionally, Eni fulfilled obligations provided by this resolution to renegotiate wholesale contracts based on the same indexation mechanism resulting in the partial reversal of provisions accrued in 2005 and in the first half of 2006 with respect to expected charges for these renegotiations;
(ii) Higher supply costs incurred in the same period last year caused by a climatic emergency during the 2005-2006 winter;
(iii) Better operating performance recorded by transport activities in Italy.

In the first nine months of 2007 the impact of the trading environment on gas selling margins yielded a decline in operating results as compared to the first nine months of 2006, owing to the unfavorable trends recorded in the third quarter.

Net adjusted profit for the first nine months of 2007 was euro 2,042 million, representing an increase of euro 53 million over the first nine months of 2006, up 2.7%. This reflected higher adjusted operating profit, offset in part by weaker performance in certain affiliates accounted for under the equity method of accounting.

Other performance indicators

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

882	797	(85)	(9.6)	EBITDA adjusted	3,364	3,485	121	3.6
345	268	(77)	(22.3)	Market	1,460	1,606	146	10.0
193	215	22	11.4	Regulated business	895	863	(32)	(3.6)
250	234	(16)	(6.4)	International transportation	766	753	(13)	(1.7)
94	80	(14)	(14.9)	Power generation	243	263	20	8.2

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding to adjusted operating profit amortization and depreciation charges on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRSs or U.S. GAAP, includes
Adjusted EBITDA of Eni’s wholly-owned subsidiaries; Eni’s share of adjusted EBITDA of Snam Rete Gas (55%), which is fully-consolidated when preparing consolidated financial statements in accordance with IFRSs; Eni’s share of adjusted EBITDA generated by certain	affiliates which are accounted for under the equity-method for IFRSs purposes.
Management evaluates performance in Eni’s Gas & Power division also on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

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SALES

Third quarter	(bcm)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

10.89	11.46	0.57	5.2	Italy	41.44	39.96	(1.48)	(3.6)
1.36	2.01	0.65	47.8	Wholesalers	8.09	8.90	0.81	10.0
0.31	0.42	0.11	35.5	Gas release	1.44	1.37	(0.07)	(4.9)
2.74	2.57	(0.17)	(6.2)	Industries	9.83	8.90	(0.93)	(9.5)
4.47	4.32	(0.15)	(3.4)	Power generation	12.37	12.13	(0.24)	(1.9)
0.51	0.52	0.01	2.0	Residential	5.13	4.17	(0.96)	(18.7)
1.50	1.62	0.12	8.0	Own consumption	4.58	4.49	(0.09)	(2.0)
6.65	6.72	0.07	1.1	Rest of Europe	24.84	23.91	(0.93)	(3.7)
2.81	1.61	(1.20)	(42.7)	Importers in Italy	10.32	7.32	(3.00)	(29.1)
3.84	5.11	1.27	33.1	Target markets	14.52	16.59	2.07	14.3
1.41	1.94	0.53	37.6	- Iberian Peninsula	3.88	4.86	0.98	25.3
0.71	1.11	0.40	56.3	- Germany - Austria	3.22	3.39	0.17	5.3
0.23	0.15	(0.08)	(34.8)	- Hungary	2.20	1.52	(0.68)	(30.9)
0.57	0.68	0.11	19.3	- Northern Europe	1.84	2.25	0.41	22.3
0.75	0.87	0.12	16.0	- Turkey	2.48	3.33	0.85	34.3
0.13	0.28	0.15	..	- France	0.70	1.05	0.35	50.0
0.04	0.08	0.04	100.0	- other	0.20	0.19	(0.01)	(5.0)
0.55	0.89	0.34	61.8	Outside Europe	1.26	1.83	0.57	45.2
0.81	0.67	(0.14)	(17.3)	Upstream in Europe	3.01	2.61	(0.40)	(13.3)
18.90	19.74	0.84	4.4	Worldwide gas sales	70.55	68.31	(2.24)	(3.2)

Third quarter
In the third quarter of 2007, natural gas sales of 19.74 bcm, including own consumption, Eni’s share of sales by affiliates and upstream sales in Europe grew by 0.84 bcm from the third quarter of 2006, up 4.4%. In particular volumes on target markets in the rest of Europe grew by 1.27 bcm, in Italy volumes grew by 0.57 bcm and outside Europe volumes grew by 0.34 bcm. These increases were offset in part by lower supplies to Italian importers (down 1.20 bcm) essentially due lower supplies of Libyan gas and the expiration of a supply contract with Promgas.

In an increasingly competitive market, sales in the Italian market were 11.46 bcm with an increase of 0.57 bcm, or 5.2%. This increase reflected higher sales to wholesalers (up 0.65 bcm), in view of optimizing equity production of Libyan gas, also entailing lower supplies to Italian importers, and higher own consumption[3] (up 0.12 bcm) for power generation. These positives were	offset in part by to lower sales to industrial users (down 0.17 bcm) and to the power generation sector (down 0.15 bcm). Sales under the gas release[4] program (0.42 bcm) increased by 0.11 bcm.

Gas sales in target markets of the rest of Europe were 5.11 bcm, including sales of affiliates, with an increase of 1.27 bcm, or 33.1%, due to growth registered in: (i) Spain (up 0.53 bcm); (ii) Germany/Austria (up 0.40 bcm); (iii) France (up 0.15 bcm); (iv) Turkey (up 0.12 bcm).
Sales of Eni’s affiliates in the rest of Europe (net to Eni and net of Eni’s supplies) amounted to 1.43 bcm, a 0.09 bcm increase or 6.7%. Main sales volumes were achieved by Unión Fenosa Gas (Eni’s interest 50%) with 0.42 bcm and GVS (Eni’s interest 50%) with 0.33 bcm.
Sales outside Europe (0.89 bcm) increased by 0.34 bcm from the third quarter of 2006, or 61.8%, due to higher volumes of LNG sold by Unión Fenosa Gas (Eni’s interest 50%) to the Far East and the United States markets.

____________

(3)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.
(4)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.

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Eni transported 16.98 bcm of natural gas in Italy, a decrease of 2.04 bcm from the third quarter of 2006, down 10.7%, due to a decline in domestic demand.

Volumes transported on behalf of third parties declined by 0.55 bcm, those transported on behalf of Eni declined by 1.49 bcm.

Sales of electricity (8.67 TWh) increased by 0.82 TWh, up 10.4%, due to higher sales to the open market.

First nine months
In the first nine months of 2007, natural gas sales of 68.31 bcm, including own consumption, Eni’s share of sales by affiliates and upstream sales in Europe, declined by 2.24 bcm from the first nine months of 2006, or 3.2%, due to declining demand in Europe resulting from unusually mild winter weather conditions. Lower sales in Italy (down 1.48 bcm), in the rest of Europe (down 0.93 bcm) and lower volumes of equity gas from the North Sea (down 0.40 bcm) were offset in part by higher sales outside Europe (up 0.57 bcm).
In an increasingly competitive market, sales in the Italian market were 39.96 bcm with a decline of 1.48 bcm, or 3.6%, due in particular to lower sales to residential and commercial users (down 0.96 bcm), to industrial users (down 0.93 bcm) and to the power generation sector (down 0.24 bcm), offset in part by higher sales to wholesalers (up 0.81 bcm) in view of optimizing equity production of Libyan gas, also entailing lower supplies to Italian importers.

Sales under the gas release program (1.37 bcm) declined by 0.07 bcm.	Own consumption for electricity generation (4.49 bcm) declined by 0.09 bcm, or 2%.
Sales to importers into Italy declined by 3 bcm, or 29.1%, due to lower offtakes related to mild winter weather conditions and lower supplies of Libyan gas to Italian importers as well as the expiration of a contract with Promgas.

Gas sales in target markets of the rest of Europe were 6.59 bcm, including sales of affiliates with an increase of 2.07 bcm, or 14.3%, due to growth registered in: (i) Spain (up 0.98 bcm); (ii) Turkey (up 0.85 bcm); (iii) Northern Europe (up 0.41 bcm); (iv) France (up 0.35 bcm). This growth was offset in part by lower sales in Hungary (down 0.68 bcm). Sales of Eni’s affiliates in the rest of Europe (net to Eni and net of Eni’s supplies) amounted to 4.86 bcm, a 0.19 bcm decline. Main sales volumes were achieved by: (i) GVS (Eni’s interest 50%) with 1.72 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 1.27 bcm.

Sales outside Europe (1.83 bcm) increased by 0.57 bcm, or 45.2% due to higher volumes on LNG sold by Unión Fenosa Gas (Eni’s interest 50%) to the Far East and the United States.

Eni transported 58.87 bcm of natural gas in Italy, a decrease of 6.67 bcm from the first nine months of 2006, down 10.2%, due to a decline in domestic demand. Volumes transported on behalf of third parties declined by 1.86 bcm, those transported on behalf of Eni declined by 4.81 bcm.

Sales of electricity (24.91 TWh) increased by 1.67 TWh, up 7.2% due to higher sales on the open market.

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ENI REPORT ON THE THIRD QUARTER OF 2007

REFINING & MARKETING

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
10,185	9,052	(1,133)	(11.1)	Net sales from operations (a)		29,631	25,932	(3,699)	(12.5)
250	282	32	12.8	Operating profit		705	702	(3)	(0.4)
83	(219)			Exclusion of inventory holding (gains) losses		(171)	(406)
30	56			Exclusion of special items:		108	128
				of which:
				Non-recurring items			37
30	56			Other special items:		108	91
				- asset impairments		1	1
23	42			- environmental provisions		84	74
6	16			- provisions for redundancy incentives		17	19
1				- provision to the reserve for contingencies		4
	(2)			- other		2	(3)
363	119	(244)	(67.2)	Adjusted operating profit		642	424	(218)	(34.0)
42	28	(14)		Net income from investments (b)		153	112	(41)
(148)	(52)	96		Income taxes (b)		(281)	(191)	90
36.5	35.4	(1.1)		Tax rate	(%)	35.3	35.6	0.3
257	95	(162)	(63.0)	Adjusted net profit		514	345	(169)	(32.9)
141	231	90	63.8	Capital expenditures		373	550	177	47.5
				Global indicator refining margin
4.27	4.04	(0.23)	(5.4)	Brent	($/bbl)	4.33	4.67	0.34	7.9
3.35	2.94	(0.41)	(12.2)	Brent	(euro/bbl)	3.48	3.47	(0.01)	(0.3)
6.82	5.19	(1.63)	(23.9)	Ural	($/bbl)	7.04	6.56	(0.48)	(6.8)

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.

RESULTS
Third quarter
The Refining & Marketing division reported an adjusted operating profit of euro 119 million, down euro 244 million, or 67.2% compared to the third quarter of 2006. This decline reflected a weaker operating performance delivered by the refining business, in the wake of an unfavorable trading environment due to the narrowing of price differentials between light and heavy crude qualities that penalized complex throughputs by reducing the competitive advantage to process low-cost feedstock and the appreciation of the euro over the dollar. Partially offsetting these effects was better yields of refineries.
Marketing activities in Italy reported a marginally lower operating profit mainly due to a decline in wholesale margins, particularly for aviation fuels and bitumen, partially offset by improved results reported by retail marketing reflecting also higher volumes sold.	Adjusted net profit for the third quarter was euro 95 million, down euro 162 million, or 63%, from a year ago.
Special charges excluded from the adjusted operating profit of the third quarter (euro 56 million) concerned mainly environmental provisions and employee redundancy incentives.

First nine months
Adjusted operating profit for the first nine months of 2007 amounted to euro 424 million, down euro 218 million from the first nine months of 2006, or 34%. This reflected a weaker operating performance delivered by the refining business on the back of an unfavorable trading environment and the appreciation of the euro over the dollar. Partially offsetting these effects were higher yields of refineries and lower downtimes.
Marketing activities in Italy reported a lower operating profit mainly due to: (i) lower retail margins;

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(ii) a decline in wholesale business results due to lower margins and volumes marketed (down 7.8%), the latter also reflected unusually mild winter weather causing lower sales of home-heating fuels.

The adjusted net profit for the first nine months of 2007 was euro 345 million, down euro 169 million, or 32.9%.	Special charges (euro 128 million) excluded from the adjusted operating profit related mainly to environmental provisions and a risk provision relating to an ongoing antitrust proceeding against European authorities.

Throughputs and sales

Third quarter	(mmtonnes)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Throughputs and sales
8.56	8.28	(0.28)	(3.3)	Refining throughputs on own account Italy	24.30	24.38	0.08	0.3
1.22	1.14	(0.08)	(6.6)	Refining throughputs on own account rest of Europe	3.49	3.36	(0.13)	(3.7)
7.18	6.98	(0.20)	(2.8)	Refining throughputs of wholly-owned refineries	19.81	20.74	0.93	4.7

2.24	2.25	0.01	0.6	Retail sales Italy	6.50	6.43	(0.07)	(1.1)
1.03	1.05	0.02	1.9	Retail sales rest of Europe	2.85	2.94	0.09	3.2
3.27	3.30	0.03	0.9	Sub-total retail sales	9.35	9.37	0.02	0.2
2.97	2.85	(0.12)	(4.0)	Wholesale Italy	8.81	8.12	(0.69)	(7.8)
1.07	1.14	0.07	6.5	Wholesale Rest of Europe	3.13	3.21	0.08	2.6
0.09	0.14	0.05	55.6	Wholesale Rest of World	0.31	0.41	0.10	32.3
5.68	4.47	(1.21)	(21.3)	Other sales	16.35	15.16	(1.19)	(7.3)
13.08	11.90	(1.18)	(9.0)	Sales	37.95	36.27	(1.68)	(4.4)

				Refined product sales by region
7.58	6.65	(0.93)	(12.3)	Italy	22.72	20.70	(2.02)	(8.9)
2.10	2.19	0.09	4.3	Rest of Europe	5.98	6.15	0.17	2.8
3.40	3.06	(0.34)	(10.0)	Rest of World	9.25	9.42	0.17	1.8

Third quarter
In the third quarter of 2007, refining throughputs on Eni’s own account (9.42 mmtonnes) decreased by 360 ktonnes as compared to the third quarter of 2006, due to the expiration of a processing contract at the Priolo refinery owned by third parties occurred at the end of 2006 (down 280 ktonnes in the third quarter, down 940 ktonnes in the first nine months). Excluding this effect, refining throughputs in Italy were stable compared to the third quarter of 2006 as a result of:
  Better volume performance at the Gela and Milazzo refineries.
  Lower volume performance at the Sannazzaro and Taranto refineries reflecting planned and unplanned downtime.

In the third quarter of 2007 sales of refined products decreased by 1.17 mmtonnes to 11.91 mmtonnes,

down 8.9%, due mainly to sales to oil companies and traders in Italy and outside Italy and lower volumes marketed on wholesale markets in Italy.
Volumes of refined products marketed on the retail market in Italy increased by 0.6% to 2.25 mmtonnes with a higher rate growth compared to domestic consumption supported by Eni’s marketing initiatives. Gasoline sales declined, while diesel fuel sales increased driven by ongoing trends in vehicle substitution.
Retail market share in Italy increased slightly from 29.6% in the third quarter of 2006 to 29.8%. Average throughput (0.64 mmliters in the third quarter of 2007) is in line with the same period in 2006.
Volumes marketed on retail markets in the rest of Europe increased by 1.9% to 1.05 mmtonnes, mainly in Spain.
Market share in the rest of Europe was stable at 3.3%.

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Average throughput (0.68 mmliters in the third quarter of 2007) decreased by approximately 40 kliters from the same period in 2006.
Sales in the wholesale market in Italy decreased by 4% from the third quarter of 2006, to 2.85 mmtonnes, due to lower sales of heating oil related to competitive pressure and lower demand from the power generation sector.

First nine months
In the first nine months of 2007 refining throughputs on Eni’s own account (27.74 mmtonnes) decreased by 50 ktonnes due to the expiration of a processing contract at the Priolo refinery as above described. Excluding this effect, refining throughputs in Italy increased by one million tonnes, or 4%, to 24.38 mmtonnes reflecting better performance at the Livorno and Milazzo, Gela and Venice refineries owing to lower downtime, partially offset by decreases at the Taranto refinery because of a a slow plant resumption following technical issues and Sannazzaro refinery for planned downtime.
In the first nine months of 2007, sales of refined products decreased by 1.68 mmtonnes from the first nine months of 2006, to 36.27 mmtonnes, down 4.4%. This was due to lower volumes sold to oil companies and traders in Italy, lower sales of feedstock to the	petrochemical sector as a result of the expiration of a processing contract at the Priolo refinery and lower sales on the wholesale market in Italy.
Sales of refined products on the retail market in Italy were 6.43 mmtonnes, a 1.1% decline, due to competitive pressure.
Retail market share in Italy was 29.1%, slightly decreasing compared with the same period of 2006.
A 0.3 percentage point increase was recorded versus the first half of 2007. Average throughput (1.82 mmliters in the first nine months of 2007) declined by about 20 kliters.
Sales in the retail market in the rest of Europe increased by 3.2% to 2.94 mmtonnes, mainly in Spain.
Market share in the rest of Europe was stable from the first nine months of 2006 at 3.2%. Average throughput (1.91 mmliters in the first nine months of 2007) increased by approximately 70 kliters from the same period in 2006.

Sales in the wholesale market in Italy decreased by 7.8% to 8.12 mmtonnes, due to lower demand for heating oil from the power generation sector, unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG) and competitive pressure.

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PETROCHEMICALS

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
1,743	1,767	24	1.4	Net sales from operations (a)	5,083	5,243	160	3.1
31	5	(26)	(83.9)	Operating profit	100	216	116	..
5	9			Exclusion of inventory holding (gains) losses	(56)	(19)
1	16			Exclusion of special items	21	22
				of which:
				Non-recurring items		6
1	16			Other special items:	21	16
				- asset impairments
4	16			- provisions for redundancy incentives	5	16
				- provision to the reserve for contingencies	20
(3)				- other	(4)
37	30	(7)	(18.9)	Adjusted operating profit	65	219	154	..
	1	1		Net financial income (expense) (b)		1	1
				Net income from investments (b)	1	2	1
(33)	(13)	20		Income taxes (b)	(33)	(74)	(41)
4	18	14	..	Adjusted net profit	33	148	115	..
18	32	14	77.8	Capital expenditures	52	88	36	69.2

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.

RESULTS
Third quarter
Adjusted operating profit in the third quarter of 2007 amounted to euro 30 million decreasing by euro 7 million from the third quarter of 2006 down 18.9% due to lower selling margins, essentially the cracker margin and in the aromatics businesses, offset in part by higher volumes produced and sold as compared to the slow down of 2006 as a consequence of the accident occurred at the Priolo refinery in April 2006 provoking outages at several Eni’s petrochemicals plants.	First nine months
Adjusted operating profit in the first nine months of 2007 increased by euro 154 million from the first nine months of 2006 due mainly to higher selling margins of all main products in addition to the fact that production and sales of the same period of 2006 were hit by an accident occurred at the Priolo refinery in April 2006.

Special charges excluded from the adjusted operating profit of the first nine months of 2007 (euro 22 million, euro 16 million in the third quarter of 2007) concerned essentially provisions to the risk reserve related to antitrust procedure pending with European authorities and employees redundancy incentives.

PRODUCTION AND SALES

Third quarter	(ktonnes)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

1,729	2,201	472	27.3	Production	5,283	6,612	1,329	25.2
1,261	1,354	93	7.4	Sales of petrochemical products	3,941	4,166	225	5.7
680	737	57	8.4	Basic petrochemicals	2,100	2,247	147	7.0
248	252	4	1.6	Styrene and elastomers	763	796	33	4.3
333	365	32	9.6	Polyethylene	1,078	1,123	45	4.2

Third quarter
Sales of petrochemical products (1,354 ktonnes) increased by 93 ktonnes from the third quarter of 2006, up 7.4%, reflecting positive demand trends and the fact that performance in 2006 was hit by an accident	occurred at the Priolo refinery in April 2006. Main increases were registered in intermediates (up 14.8%), elastomers (up 10.4%) due also to the purchase of the NBR line in the Porto Torres plant, polyethylene (up 9.6%). Lower sales were recorded by styrene (down

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3.2%) dragged by the slowdown in the construction business and in aromatics (down 1.7%) due to lower product availability resulting from the shutdown of the Priolo paraxylene line.
Petrochemical production (2,201 ktonnes) increased by 472 ktonnes from the third quarter of 2006, up 27.3% due to the consolidation of operations at Porto Torres (up 331 ktonnes) and the fact that production and sales of the second quarter of 2006 were by an accident occurred at the Priolo refinery in April 2006. Excluding these effects, production increased by 47 ktonnes (up 3%) due in particular to the growth registered at the Mantova and Gela plants. Lower production was registered at the Porto Marghera and Ferrara plants due to unexpected outages and technical problems.	First nine months
Sales of petrochemical products (4,166 ktonnes) increased by 225 ktonnes from the first nine months of 2006, up 5.7%, increasing in all business areas except for xylene (down 10.6%) affected by the shutdown of the Priolo line. Increases reflect positive market scenario and the fact that performance in 2006 was hit by an accident occurred at the Priolo refinery in April 2006. Higher sales were registered in (i) olefins (up 10.3%) due also to higher product availability, polyethylene (up 4.2%) and styrene (up 3.3%).
Petrochemical production (6,612 ktonnes) increased by 1,329 ktonnes from the first nine months of 2006, up 25.2% due to the consolidation of operations at Porto Torres (up 946 ktonnes) and a good performance at the Ravenna, Gela and Brindisi plants and the effect on 2006 production of the accident occurred at Priolo.

ENGINEERING & CONSTRUCTION

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
1,930	2,185	255	13.2	Net sales from operations (a)	5,010	6,474	1,464	29.2
145	211	66	45.5	Operating profit	356	601	245	68.8
				Exclusion of special items		(11)
				of which:
				Non-recurring items		(11)
145	211	66	45.5	Adjusted operating profit	356	590	234	65.7
27	29	2		Net income from investments (b)	19	67	48
(55)	(66)	(1)		Income taxes (b)	(106)	(179)	(73)
117	174	57	48.7	Adjusted net profit	269	478	209	77.7
179	311	132	73.7	Capital expenditures	403	821	418	..

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.

RESULTS
Third quarter
Adjusted operating profit for the third quarter of 2007 was euro 211 million, up euro 66 million from the third quarter of 2006, up 45.5%, due to a better operating performance in all businesses. Major increases were registered in: (i) the Offshore construction business due to higher activity levels in Saudi Arabia and improved margins; (ii) the Onshore construction business due to higher activity levels in the Far East and in the North Sea increased activity and higher operating efficiency.
Adjusted net profit for the third quarter of 2007 was euro 174 million, up euro 57 million from the third quarter of 2006 due to a better operating performance.	First nine months
Adjusted operating profit for the first nine months of 2007 was euro 590 million, up euro 234 million from the first nine months of 2006, up 65.7%, due to a better operating performance in all business areas, in particular the higher increases were registered in the Offshore and Onshore construction areas due to higher activity levels and improved margins.
Adjusted net profit for the first nine months of 2007 was euro 478 million, up euro 209 million from the first nine months of 2006 due to a better operating performance also of affiliates.

Special charges excluded from adjusted net profit (euro 132 million; euro 125 million in the third quarter) concerned mainly gains on disposal of interests.

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ENI REPORT ON THE THIRD QUARTER OF 2007

ORDERS ACQUIRED

(million euro)	Nine months

2006	2007	Change	% Change

Orders acquired	8,604	7,428		(1,176)	(13.7)
Offshore construction	2,860	2,753		(107)	(3.7)
Onshore construction	4,179	3,961	(a)	(218)	(5.2)
Offshore drilling	1,264	394		(870)	(68.8)
Onshore drilling	301	320		19	6.3
of which:
Eni	1,578	1,077		(501)	(31.7)
third parties	7,026	6,351		(675)	(9.6)
of which:
Italy	700	407		(293)	(41.9)
Outside Italy	7,904	7,021		(883)	(11.2)

(million euro)	Dec. 31, 2006	Sep. 30, 2007	Change	% Change

Order backlog	13,191	13,343	152	1.2
Offshore construction	4,283	4,304	21	0.5
Onshore construction	6,285	6,237	(48)	(0.8)
Offshore drilling	2,247	2,334	87	3.9
Onshore drilling	376	468	92	24.5
of which:
Eni	2,602	2,959	357	13.7
third parties	10,589	10,384	(205)	(1.9)
of which:
Italy	1,280	948	(332)	(25.9)
Outside Italy	11,911	12,395	484	4.1

(a)	Net of the backlog of divested companies (Haldor Topsøe and Camom Group).

Among the main orders acquired in the first nine months of 2007 were:
  An EPC for Sonatrach contract for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria.
  An EPC contract for Medgaz for the installation of an underwater pipeline system or the transport of natural gas from Algeria to Spain.
  An EPIC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayya plant within the development of the Khursaniyah field in Saudi Arabia.

  An EPC contract for Saudi Aramco for the realization and installation of 16 platforms, 80 kilometers of underwater pipelines and platform facilities aimed at maintaining the country producing capacity.
  An EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayya plant.

Orders acquired amounted to euro 7,428 million, of these projects to be carried out outside Italy represented 95%, while orders from Eni companies amounted to 14% of the total. Eni’s order backlog was euro 13,343 million at September 30, 2007 (euro 13,191 million at December 31, 2006). Projects to be carried out outside Italy represented 93% of the total order backlog, while orders from Eni companies amounted to 22% of the total.

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ENI REPORT ON THE THIRD QUARTER OF 2007

OTHER ACTIVITIES

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
197	49	(148)	(75.1)	Net sales from operations (a)	662	152	(510)	(77.0)
(185)	(51)	134	72.4	Operating profit	(401)	(282)	119)	29.7)
91	8			Exclusion of special items	179	123
				of which:
				Non-recurring items		65
91	8			Other special items:	179	58
12				- environmental provisions	64	83
6	(4)			- asset impairments	10	2
15	12			- provisions for redundancy incentive	16	13
53				- provision to the reserve for contingencies	75	9
5				- other	14	(49)
(94)	(43)	51	54.3	Adjusted operating profit	(222)	(159)	63	28.4
				Net financial income (expense) (b)		(4)	(4)
				Net income from investments (b)	6		(6)
(94)	(43)	51	54.3	Adjusted net profit	(216)	(163)	53	24.5
20	8	(12)	(60.0)	Capital expenditures	34	43	9	26.5

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.

CORPORATE AND FINANCIAL COMPANIES

Third quarter	(million euro)	Nine months

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
224	309	85	37.9	Net sales from operations (a)	829	926	97	11.7
(65)	(23)	42	64.6	Operating profit	(207)	(122)	85	41.1
8	8			Exclusion of special items	20	6
				of which:
				Non-recurring items		(11)
8	8			Other special items:	20	17
2	8			- provisions for redundancy incentives	14	17
6				- other	6
(57)	(15)	42	73.7	Adjusted operating profit	(187)	(116)	71	38.0
(34)	(83)	(49)		Net financial income (expense) (b)	118	(54)	(172)
				Net income (expense) from investments (b)	(1)		1
77	31	(46)		Income taxes (b)	67	132	65
(14)	(67)	(53)	..	Adjusted net profit	(3)	(38)	(35)	..
14	20	6	42.9	Capital expenditures	40	48	8	20.0

(a)	Before elimination of intragroup sales.
(b)	Excluding special items.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Non-GAAP measures

RECONCILIATION OF REPORTED OPERATING PROFIT AND REPORTED NET PROFIT TO RESULTS ON AN ADJUSTED BASIS

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.
In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under	such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.
Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.

Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

Third quarter of 2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	3,309	590	282	5	211	(51)	(23)	56	4,379
Exclusion of inventory holding (gains) losses		(28)	(219)	9					(238)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:		19	56	16		8	5		104
environmental charges		1	42						43
asset impairments						(4)			(4)
provisions to the reserve for contingencies							(3)		(3)
provision for redundancy incentives		18	16	16		12	8		70
other			(2)						(2)

Special items of operating profit		19	56	16		8	5		104

Adjusted operating profit	3,309	581	119	30	211	(43)	(18)	56	4,245
Net financial (expense) income (*)	26	4		1			(83)		(52)
Net income from investments (*)	23	78	28		29				158
Income taxes (*)	(1,986)	(198)	(52)	(13)	(66)		31	(21)	(2,305)

Tax rate (%)	59.1	29.9	35.4						53.0
Adjusted net profit	1,372	465	95	18	174	(43)	(70)	35	2,046

of which:
- adjusted net profit of minorities (*)									154
- Eni’s adjusted net profit									1,892

Eni’s reported net profit									2,146

Exclusion of inventory holding (gains) losses									(165)
Exclusion of special items:									(89)
- non-recurring (income) charges
- other special (income) charges									(89)
Eni’s adjusted net profit									1,892

(a)	Excluding special items.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

Third quarter of 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventoryn	Group

Reported operating profit	4,041	592	250	31	145	(185)	(65)	19	4,828
Exclusion of inventory holding (gains) losses		(6)	83	5					82

Exclusion of special items:
of which:
Non-recurring (income) charges		57							57
Other special (income) charges:	54	(24)	30	1		91	8		160
environmental charges		3	23			12			38
asset impairments	48					6			54
gains on disposal of assets	3								3
provisions to the reserve for contingencies			1			53			54
provision for redundancy incentives	3	5	6	4		15	2		35
other		(32)		(3)		5	6		(24)

Special items of operating profit	54	33	30	1		91	8		217

Adjusted operating profit	4,095	619	363	37	145	(94)	(57)	19	5,127
Net financial (expense) income (*)	(11)	6					(34)		(39)
Net income from investments (*)	37	100	42		27				206
Income taxes (*)	(2,165)	(253)	(148)	(33)	(55)		77	(7)	(2,584)

Tax rate (%)	52.5	34.9	36.5						48.8
Adjusted net profit	1,956	472	257	4	117	(94)	(14)	12	2,710

of which:
- adjusted net profit of minorities (*)									90
- Eni’s adjusted net profit									2,620

Eni’s reported net profit									2,422

Exclusion of inventory holding (gains) losses									30
Exclusion of special items:									168
- non-recurring (income) charges									40
- other special (income) charges									128
Eni’s adjusted net profit									2,620

(a)	Excluding special items.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Nine months of 2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	9,859	2,696	702	216	601	(282)	(122)	32	13,702
Exclusion of inventory holding (gains) losses		80	(406)	(19)					(345)

Exclusion of special items:
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	25	91	16		58	14		281
environmental charges		2	74			83			159
asset impairments	76		1			2			79
provisions to the reserve for contingencies						9	(3)		6
provision for redundancy incentives	1	23	19	16		13	17		89
other			(3)			(49)			(52)

Special items of operating profit	65	7	128	22	(11)	123	3		337

Adjusted operating profit	9,924	2,783	424	219	590	(159)	(119)	32	13,694
Net financial (expense) income (*)	22	8		1		(4)	(54)		(27)
Net income from investments (*)	123	296	112	2	67				600
Income taxes (*)	(5,641)	(1,045)	(191)	(74)	(179)		132	(12)	(7,010)

Tax rate (%)	56.0	33.9	35.6						49.1
Adjusted net profit	4,428	2,042	345	148	478	(163)	(41)	20	7,257

of which:
- adjusted net profit of minorities (*)									465
- Eni’s adjusted net profit									6,792

Eni’s reported net profit									7,001

Exclusion of inventory holding (gains) losses									(275)
Exclusion of special items:									66
- non-recurring (income) charges									81
- other special (income) charges									(15)
Eni’s adjusted net profit									6,792

(a)	Excluding special items.

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

Nine months of 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	12,439	2,499	705	100	356	(401)	(207)	(121)	15,370
Exclusion of inventory holding (gains) losses		(26)	(171)	(56)					(253)

Exclusion of special items:
of which:
Non-recurring (income) charges		57							57
Other special (income) charges:	129	83	108	21		179	20		540
environmental charges		42	84			64			190
asset impairments	180	51	1			10			242
gains on disposal of assets	(54)								(54)
provisions to the reserve for contingencies			4	20		75			99
provision for redundancy incentives	3	22	17	5		16	14		77
other		(32)	2	(4)		14	6		(14)

Special items of operating profit	129	140	108	21		179	20		597

Adjusted operating profit	12,568	2,613	642	65	356	(222)	(187)	(121)	15,714
Net financial (expense) income (*)	(37)	17					118		98
Net income from investments (*)	103	392	153	1	19	6	(1)		673
Income taxes (*)	(6,659)	(1,033)	(281)	(33)	(106)		67	45	(8,000)

Tax rate (%)	52.7	34.2	35.3						48.5
Adjusted net profit	5,975	1,989	514	33	269	(216)	(3)	(76)	8,485

of which:
- adjusted net profit of minorities (*)									428
- Eni’s adjusted net profit									8,057

Eni’s reported net profit									7,697

Exclusion of inventory holding (gains) losses									(180)
Exclusion of special items:									540
- non-recurring (income) charges									40
- other special (income) charges									500
Eni’s adjusted net profit									8,057

(a)	Excluding special items.

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ENI REPORT ON THE THIRD QUARTER OF 2007

Breakdown of special charges

Third quarter	(million euro)	Nine months

2006	2007	2006	2007

57		Non-recurring (income) charges	57	56
160	104	Other special charges:	540	281
38	43	environmental charges	190	159
54	(4)	asset impairments	242	79
3		gains on disposal of assets	(54)
54	(3)	provisions to the reserve for contingencies	99	6
35	70	provisions for redundancy incentives	77	89
(24)	(2)	other	14	(52)
217	104	Special items of operating profit	597	337
3		Net financial (expense) income	(11)
(73)	(322)	Net income from investments	(73)	(328)
		of which:
(73)		gain on Galp Energia SGPS SA (divestment of assets to Rede Eléctrica National)	(73)
	(290)	gain on divestment of Haldor Topsøe AS and Camom SA		(290)
21	(30)	Income taxes	27	(102)
168	(248)	Total special items of net profit	540	(93)
		pertaining to:
	(159)	minorities		(159)
	(89)	Eni		66

Contents

ENI REPORT ON THE THIRD QUARTER OF 2007

CERTIFICATION RENDERED BY ENI’S CHIEF FINANCIAL OFFICER, IN HIS POSITION AS MANAGER RESPONSIBLE FOR THE PREPARATION OF FINANCIAL REPORTS, PURSUANT TO ARTICLE 154-BIS PARAGRAPH 2 OF LEGISLATIVE DECREE NO. 58/1998

The undersigned Marco Mangiagalli, in his position as Chief Financial Officer of Eni and manager responsible for the preparation of financial reports, certifies that this quarterly report of Eni SpA prepared on a consolidated basis as of September 30, 2007 corresponds to the company’s evidence and accounting books and entries.
This quarterly report, unaudited, was prepared in accordance with rules provided for by the Italian Commissione Nazionale per le Società e la Borsa in its Issuer Regulation and valuation and measurement criteria set forth by IFRSs issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Date: October 30, 2007

/s/Marco Mangiagalli

Marco Mangiagalli
Title: Chief Financial Officer

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
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Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it